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As filed with the Securities and Exchange Commission on April 22, 2005

Securities Act File No. 333-123827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1 to
FORM SB-2
REGISTRATION STATEMENT
Under
The Securities Act of 1933

ICOP DIGITAL, INC.
(Exact name of registrant as specified in its charter)

Colorado	3663	84-1493152
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11011 King Street, Suite 260
Overland Park, KS 66210
(913) 338-5550
(Address and Telephone Number of Principal Executive Offices and Principal Place of Business)

David C. Owen
11011 King Street, Suite 260
Overland Park, KS 66210
(913) 338-5550
(Name, Address and Telephone Number of Agent for Service)

Copy to:

Mark A. von Bergen David C. Wang Holland & Knight LLP 2300 US Bancorp Tower 111 SW Fifth Avenue Portland, OR 97204 (503) 243-2300	A. John Murphy Debra K. Weiner Wickersham & Murphy, P.C. 430 Cambridge Avenue, Suite 100 Palo Alto, CA 94306 (650) 323-6400

Approximate Date of Commencement of Proposed Sale to Public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We have filed a registration statement with the Securities and Exchange Commission relating to this offering. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 25, 2005

PROSPECTUS

833,333 Units

Each unit consisting of two shares of common stock
and two redeemable warrants, each to purchase one share of common stock

        We are offering 833,333 units with each unit consisting of two shares of common stock and two warrants. Each warrant entitles its holder to purchase one share of common stock at an exercise price of $            . The warrants are exercisable at any time after they become separately tradable until their expiration date, which is five years after the date of this prospectus. We may redeem some or all of the warrants at a price of $0.25 per warrant at any time after our accumulated gross revenue, as reviewed by our independent auditors, exceeds $15 million, by giving not less than 30 days prior written notice to the holders of the warrants. The warrants will trade only as part of a unit for at least 30 days following the date of this prospectus unless Paulson Investment Company, Inc., as the representative of the underwriters, determines that separate trading of the warrants should occur earlier.

        We expect to offer units at an initial public offering price between $8.00 and $12.00 per unit. We anticipate that the aggregate offering price will be $10,000,000, excluding units that may be sold on exercise of the underwriters' over-allotment option. The price of the units will be negotiated between the representative and us taking into account, among other factors, the price at which our stock trades on the National Association of Securities Dealers Over-the-Counter Bulletin Board ("OTC BB") immediately prior to this offering.

        Our common stock is currently traded on the OTC BB under the symbol "ICDG.OB." On April 18, 2005, the last reported sale price of our common stock was $4.00 per share. We have applied to list our common stock, units and warrants on the Nasdaq SmallCap Market under the symbols ICDG, ICDGU and ICDGW, respectively, which listing we expect to occur concurrently with the effectiveness of this offering. We also have applied for dual listing of the securities on Tier 2 of the Pacific Exchange; if we meet its listing requirements, the Pacific Exchange listing will also occur concurrently with the effectiveness of this offering.

        Investing in these units involves significant risks. See "Risk Factors" beginning on page 4.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Unit	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

        The expenses for this offering will include a non-accountable expense allowance of 3% of the gross proceeds of this offering payable to Paulson Investment Company, Inc., the representative of the underwriters of this offering. Additionally, we have granted the underwriters a 30-day option to purchase up to an additional 125,000 units to cover over-allotments and have agreed to issue the representative a warrant to purchase 83,333 units.

Paulson Investment Company, Inc.

The date of this prospectus is                        , 2005

Table of Contents

Prospectus Summary	1
Summary Consolidated Financial Data	3
Risk Factors	4
Forward-Looking Statements	12
Use of Proceeds	13
Price Ranges of Common Stock	13
Dividend Policy	13
Plan of Operation	14
Business	15
Management	23
Principal Stockholders	31
Related Party Transactions	32
Description of Securities	33
Shares Eligible for Future Sale	37
Underwriting	40
Legal Matters	43
Experts	43
Where You Can Find More Information	43
Index to Financial Statements	F-1

        Until            , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in our units, whether participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Information contained on our website does not constitute a part of this prospectus. The information in this prospectus may only be accurate as of the date appearing on the cover page of this prospectus, regardless of the time this prospectus is delivered or our units are sold.

        We are not, and the underwriters are not, making an offer to sell the units in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or the possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.

        We own the following trademarks: ICOP®,ICOP Digital® and the ICOP Digital design. We are seeking trademark protection for ICOP Model 20/20™, ICOP On Watch™ and The B.O.S.S.™. All other brand names or trademarks appearing in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY

        This is only a summary and does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 4. References to "we," "us," "our" or the "company" mean ICOP Digital, Inc.

Our Company

        We design, engineer and market a digital in-car video system—the ICOP Model 20/20—designed for the rugged demands of the law enforcement agencies and other first responder markets such as fire departments and emergency medical units. The product offers what we believe to be superior video and audio recording technology as well as proprietary compression technology that insures the integrity of the recorded information. The ICOP Model 20/20 technology also has applications in other commercial markets where surveillance and communications are critical to the safety of people and the security of property, including public transportation such as trains, buses and airplanes; military and government installations; financial institutions, telecommunications and energy facilities; and transportation centers such as airports, seaports, train stations and bus stations. In the future, we plan to develop and market other innovative surveillance and communications systems for the public and private security market.

        Law enforcement has long recognized the value of gathering intelligence and documenting critical events by means of recorded videotape. Video and audio evidence collected by in-car systems has been used successfully in driving under the influence cases, traffic violations, vehicular pursuits, narcotic enforcement actions, assaults on officer incidents, and civil litigation involving law enforcement agencies. Information collected by in-car video systems can also be used to assist agencies in identifying potential threats to homeland security.

        Almost all in-car police video systems currently employed, however, rely on outdated analog technology which suffers from inferior video and audio quality, lack of dependability in extreme temperatures, storage and retrieval difficulties and officer safety concerns. The law enforcement industry is transitioning from analog to digital technologies for in-car video, and we believe that we are well-positioned to exploit this market. The ICOP Model 20/20 is priced below other available units, and we believe that it offers features that are superior to its competition, including improved picture and audio quality, efficient and convenient placement in the radio slot in the dashboard, easy storage and retrieval of data, greater assurance of officer safety through strategic placement of the various components and, through our proprietary technology, enhanced security and integrity of the recorded information.

        We are an early stage development company, and the first sales of our ICOP Model 20/20 occurred in December 2004. While we had outstanding unfilled purchase orders for $524,825 in ICOP Model 20/20's and related equipment as of March 31, 2005, we have so far sold only seven units and related equipment to a total of five law enforcement agencies, generating total revenues of $51,000.

        Our principal business office is located at 11011 King Street, Suite 260, Overland Park, Kansas 66210, and our telephone number at that address is (913) 338-5550. Our website address is www.ICOPdigital.com. Information contained in our website or any other website does not constitute part of this prospectus.

This Offering

Securities offered	833,333 units. Each unit consists of two shares of common stock and two public warrants, each to purchase one share of common stock. The common stock and warrants will trade only as a unit for at least 30 days following the effective date of this offering. The representative of the underwriters will determine when the units separate, after which the common stock and the public warrant will each trade separately.
Public warrants:
The public warrants included in the units will be exercisable commencing 30 days after the effective date of this offering, assuming the units separate at that time, or as of the date on which the units separate thereafter. The exercise price of a public warrant is 75% of the public offering price of the units. The public warrants expire on the fifth anniversary of the effective date of this offering.

We have the right to redeem the public warrants issued in this offering at a redemption price of $0.25 per warrant at any time after our accumulated gross revenue, as reviewed by our independent auditors, exceeds $15 million. We are required to provide 30 days' prior written notice to the public warrant holders of our intention to redeem the warrants.
Common stock outstanding after this offering	3,315,528 shares
Use of proceeds	Inventory purchases, repayment of bridge loans, non-recurring engineering costs, sales and marketing, and general corporate purposes.
Proposed Nasdaq SmallCap Market and Pacific Exchange symbols:	Units:	ICDGU
	Common stock:	ICDG
	Public warrants:	ICDGW
Risk factors
Investing in these securities involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section.

        There were 1,648,862 shares of our common stock issued and outstanding as of March 31, 2005. Unless the context indicates otherwise, all share and per-share common stock information in this prospectus:

  •
  assumes a public offering price of $12.00 per unit;

  •
  reflects a 1-for-10 reverse stock split of our common stock effective on March 10, 2005;

  •
  assumes no exercise of the public warrants;

  •
  assumes no exercise of the underwriters' over-allotment option to purchase up to 125,000 units;

  •
  assumes no exercise of the representative's warrants; and

  •
  excludes the issuance of up to (i) 189,336 shares of common stock issuable upon conversion of shares of outstanding preferred stock; (ii) 275,000 shares of common stock issuable upon exercise of outstanding warrants held by bridge lenders; (iii) 390,000 shares of common stock issuable upon exercise of options granted under our stock option plan at a weighted average exercise price of $8.75 per share; (iv) 200,000 shares of common stock issuable upon exercise of Class A warrants at an exercise price of $18.00 per share; and (v) 5,000 shares of common stock issuable upon exercise of warrants issued to a consultant at an exercise price of $10.00 per share.

Summary Consolidated Financial Data

	Years Ended December 31,
	2003	2004
Selected Operating Data:
Revenue	$—	$51,000
Gross profit	—	19,000
Operating loss	$(4,333,000)	$(2,451,000)
Other income, net		$458,000
Loss from continuing operations before benefit for income taxes		$(1,993,000)
Net loss	$(4,343,000)	$(1,993,000)
Net loss per share—basic and diluted	$(3.23)	$(1.24)
Shares used in computing net loss per share:
Basic and diluted	1,343,583	1,610,239
	December 31, 2004
	Actual	As adjusted
Selected Balance Sheet Data:
Cash and cash equivalents	$4,000	$8,204,000
Working capital (deficit)	$(2,816,000)	$5,384,000
Total assets	$263,000	$8,463,000
Notes payable and current portion of long-term debt	$347,000	$347,000
Long-term debt, net of current portion	$35,000	$35,000
Total stockholders' equity (deficit)	$(2,669,000)	$5,531,000

        The as adjusted data reflect:

  •
  the issuance of the units at a public offering price of $12.00 per unit; and

  •
  the receipt of the net proceeds from this offering.

RISK FACTORS

        An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this prospectus, before purchasing our units in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities we are offering. The following is a description of what we consider our key challenges and material risks.

Risks Related to Our Business

Our auditors have substantial doubt about our ability to continue as a going concern.

        In their report in connection with our 2004 financial statements, our auditors included an explanatory paragraph stating that, because we have incurred net losses and have a net capital deficiency for the years ended December 31, 2003 and 2004, there is substantial doubt about our ability to continue as a going concern. Our continued existence will depend in large part upon our ability to successfully secure additional financing to fund future operations. This offering is a principal element of our plan to move toward profitable operations. Even after this offering, if in the future we are not able to achieve positive cash flow from operations or to secure additional financing as needed, we may again experience the risk that we will not be able to continue as a going concern. If we cannot successfully continue as a going concern, our stockholders may lose their entire investment.

We have a history of losses, and we expect to continue to operate at a loss at least for the near term and may never be profitable.

        Since the inception of our current business in 2002, we have incurred net losses in every year, including net losses of $537,000 for the year ended December 31, 2002, $4,343,000 for the year ended December 31, 2003 and $1,993,000 for the year ended December 31, 2004. We had a working capital deficit of $2,859,000 at December 31, 2004 and have had negative cash flows from operations. As a result of ongoing operating losses, we also had an accumulated deficit of $6,873,000 and a stockholders' deficit of $2,669,000 at December 31, 2004. We have had only very limited revenues to date. We expect to incur losses until at least the first half of 2006 and may never become profitable. We expect that our expenses will increase substantially for the foreseeable future as we seek to expand our product line and sales and distribution network, implement internal systems and infrastructure and comply with the legal, accounting and corporate governance requirements imposed upon public companies. These ongoing financial losses may adversely affect our stock price.

Our limited operating history makes evaluation of our business difficult.

        We have a limited operating history and have encountered, and expect to continue to encounter, many of the difficulties and uncertainties often faced by early stage companies. We commenced our current business operations in May 2002 and began delivering our initial product—the ICOP Model 20/20—in December 2004. Accordingly, we have only a limited operating history by which you can evaluate our business and prospects. An investor in our units must consider our business and prospects in light of the risks, uncertainties and difficulties frequently encountered by early stage companies, including limited capital, delays in product development, possible marketing and sales obstacles and delays, inability to gain customer acceptance or to achieve significant distribution of our products to customers, and significant competition. We may not be able to successfully address these risks. If we are unable to address these risks, our business may not grow, our stock price may suffer, and we may be unable to stay in business.

We currently have only one product offering and very limited sales, so a failure to generate significant revenues from our current product would negatively impact our business.

        We anticipate that sales of the ICOP Model 20/20 will account for all of our revenues for the foreseeable future. Our long-term success will depend, in significant part, on our ability to achieve market acceptance of the ICOP Model 20/20 in the law enforcement and other first responder markets. The failure to do so would have a material adverse effect on our business, financial condition and results of operations.

The ICOP Model 20/20 is technologically complex, and our inability to improve the product and develop new products in the video surveillance market would adversely impact our ability to compete in our market.

        To be competitive in our market, we must continually improve and expand our product line. Our success depends on our ability to anticipate advances in digital video technologies, enhance our existing product, and develop and introduce new products and product line extensions to meet customer requirements and achieve market acceptance. This involves highly complex processes and will include components for which we have not yet demonstrated technical feasibility. Difficulty in development of new products or improvements to our existing product could delay or prevent the creation and release of such products, which would materially harm our business, operating results, financial condition and future growth. In addition, the introduction by others of new, protected technology could materially affect our ability to compete.

If we are unable to compete in our market, you may lose all or part of your investment.

        Our market is highly competitive and highly fragmented. Most major in-car video manufacturers are in the process of developing, or have developed, new products that, like our ICOP Model 20/20, use digital video recording technology. Many of these competitors have significant advantages over us, including greater financial, technical, marketing and manufacturing resources, more extensive distribution channels, larger customer bases and faster response times to adapt new or emerging technologies and changes in customer requirements. As a result, our competitors may develop superior products or beat us to market with products similar to ours. If we are not successful in competing against our current and future competitors, you could lose your entire investment.

We may need to raise additional capital.

        We are currently operating at a loss and expect our expenses to continue to increase as we commence full scale production of our product and expand our geographic presence throughout the United States. To date, we have relied almost exclusively on financing transactions to fund operations. We anticipate that the net proceeds from this offering will be sufficient to fund our operations for at least 12 months. Our projections may, however, be wrong. We could face unforeseen costs, or our revenues could fall short of our projections. We do not have any currently identified sources of additional capital on which we could rely if we find our revenues and the offering proceeds are insufficient to fund our operations. New sources of capital may not be available to us when we need it or may be available only on terms we would find unacceptable. If such capital is not available on satisfactory terms or is not available at all, we may be unable to continue to fully develop our business, and our operations and financial condition may be materially and adversely affected. Debt financing, if obtained, could increase our expenses and would be required to be repaid regardless of operating results. Equity financing, if obtained, could result in dilution to our existing stockholders.

We depend on third parties to manufacture our product, and those third parties may not perform satisfactorily.

        We do not have the resources, facilities or experience to manufacture our product, and therefore depend on third parties for its manufacture. We rely on a Japanese company for the development and exclusive manufacture of our ICOP Model 20/20 and on a Hong Kong company to provide electronic circuit and mechanical design and manufacturing services for a 900 MHz ISM band wireless microphone system used in the ICOP Model 20/20. Our manufacturing strategy presents the following risks:

  •
  we have limited control over the manufacturing processes;

  •
  the manufacturing processes have not been tested in quantities needed for commercial sales;

  •
  delays in scale-up to commercial quantities could delay the commercialization of our products;

  •
  if we have to change to new manufacturers, they would have to be educated in the processes necessary for the production of our products, which could be time consuming;

  •
  our Japanese manufacturer has certain rights related to an important process used in operating the ICOP Model 20/20; if this method were no longer available to us, we would have to redesign the product which could delay production; and

  •
  we may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.

We may lose potential sales because of our inability to fulfill orders on a timely basis.

        We use a third-party Japanese manufacturer to produce the ICOP Model 20/20, and they make their production and purchasing decisions based on the information regarding our projected needs that we provide to them. However, many customers will not provide us with forecasts of their requirements for our products. If those customers place significant orders, we may not be able to increase our production quickly enough to fulfill their orders. The inability to fulfill orders could damage our relationships with customers and reduce our sales which could have a material adverse effect on the value of your investment.

Our use of manufacturers outside the United States may subject us to a number of risks that could disrupt the supply of our products and adversely impact sales, earnings and customer relationships.

        Our ICOP Model 20/20 is manufactured in Japan and the microphone used in its operation is manufactured in Hong Kong. In addition to foreign currency risks, foreign manufacturing will subject us to a number of additional risks, including:

  •
  changes in trade policy and regulatory requirements;

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  uncertain economic conditions in the countries in which the manufacturing occurs;

  •
  duties, tariffs and other trade barriers and restrictions;

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  foreign collection problems; and

  •
  political and transportation risks.

        Any of the above factors could disrupt the supply of products and adversely impact sales, earnings and customer relationships.

Because a significant portion of our expenses are incurred in a foreign currency, our results of operations may be harmed by inflation and currency fluctuations.

        We expect to generate our revenues in U.S. dollars, but we incur a significant portion of our expenses in the local currency of Japan where the exclusive manufacturer of our ICOP Model 20/20 is located. If the rate of inflation of the Japanese yen increases, we may experience an increase in our expenses without a corresponding increase in our revenues. If our manufacturing dollar costs increase, our dollar-measured results of operations would be harmed.

        Our operations could be harmed if we are unable to protect ourselves against currency fluctuations in the future. We do not currently enter into currency hedging transactions to decrease the risk of financial exposure fluctuations in the exchange rate of the dollar against the Japanese yen. If we do elect to enter into hedging transactions in the future, the costs of such transactions may be more than any resulting benefit.

Government agency budgetary and political constraints may delay or limit our sales.

        Initially, our principal customers for the ICOP Model 20/20 will be state and local police forces that are funded principally by limited local budgets and federal or state grants. These agencies may also experience political pressure that dictates the manner in which they spend money. As a result, even if an agency wants to acquire our products, it may be unable to purchase them due to budgetary or political constraints. Some orders may also be canceled or substantially delayed due to budgetary, political or other scheduling delays that frequently occur in connection with the acquisition of products by such agencies. Any such cancellations or delays would likely adversely affect our financial results which, in turn, could cause our stock price to decline.

We expend significant resources in anticipation of a sale due to our lengthy sales cycle and may receive no revenue in return.

        Generally, law enforcement and other agencies that may consider using our product consider a wide range of issues before committing to purchase products such as an in-car video system, including product benefits, training costs, product reliability and budgetary constraints. The length of our sales cycle may range from 60 days to a year or more. We may incur substantial selling costs and expend significant effort in connection with the evaluation of our product by potential customers before they place an order. Initial orders by agencies typically are for a small number of units which are used to evaluate the product. If these potential customers do not purchase our product, we will have expended significant resources and received no revenue in return.

Customer order estimates may not be indicative of actual future sales.

        We expect that some of our customers will provide us with forecasts of their requirements for our products over a period of time. We will make many management decisions based on these customer estimates, including purchasing materials, hiring personnel and other matters that may increase our production capacity and costs. If a customer reduces its orders from prior estimates after we have increased our costs and production capabilities or committed to third-party manufacturers, this reduction may decrease our sales, and we may not be able to reduce our costs to account for this reduction in customer orders. Such increases in costs without increases in sales will likely reduce our profitability and have a material adverse effect on the value of your investment.

If we are unable to protect our proprietary rights, the value of your investment may be materially and adversely affected.

        Our failure to protect our proprietary rights could have a material adverse effect on our business, financial condition and results of operation. We cannot assure you that any patents, trademarks or copyrights or our other proprietary rights issued to, licensed or otherwise used by us, will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to us. Furthermore, others may be able independently to develop substantially equivalent or superseding proprietary technology and an equivalent product or system may be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. We also may not be able to protect our proprietary technology from duplication. Many successful technology companies have had their systems and methods of operation duplicated, almost entirely, by competitors. We cannot assure you that a competitor will not attempt to duplicate and improve upon the products that we may develop. Additionally, the prevention or unauthorized use and disclosure of our intellectual property will likely become more difficult as our business grows. We could incur substantial legal costs in defending any patent, trademark, copyright or other infringement claims or in asserting any patent rights, copyrights or other proprietary rights, including those granted by third parties, in a suit with another party. If we are unsuccessful in our efforts to protect our intellectual property and proprietary technology, you could lose all or part of your investment.

Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important proprietary rights.

        There has been substantial litigation regarding patent and other intellectual property in various high technology industries. In the future, we may be notified of allegations that we may be infringing on intellectual property rights possessed by others. Should litigation be brought against us, such litigation could be extremely expensive and time consuming and could materially adversely affect our business, financial condition and results of operations, regardless of the outcome of the litigation. Such litigation could also result in loss of certain proprietary rights, significant monetary liability and barriers to product manufacturing. Any of these outcomes could materially harm our business and have a material negative impact on the value of your investment.

Pressure by our customers to reduce prices and agree to long-term supply arrangements may adversely affect our net sales or profit margins.

        Our potential customers, especially in the law enforcement industry, are often under budgetary pressure and are price sensitive. Our customers may negotiate supply arrangements with us well in advance of delivery dates, thereby requiring us to commit to product prices before we can accurately determine our costs. If this happens, we may have to reduce our third-party manufacturing costs and obtain higher volume orders to offset lower average sales prices. If we are unable to offset lower sales prices by reducing our costs, our gross profit margins will decline. This could have a material negative effect on the value of your investment.

The loss of our key management personnel could result in a material adverse effect on our business.

        Our future success depends in large part upon the continued service of key members of our senior management team, including David C. Owen, President/CEO, John C. Garrison, Chief Financial Officer, and Laura E. Owen, Chief Operating Officer, Vice President and Corporate Secretary. We do not maintain any key-person life insurance policies. The loss of the services of any of these officers could seriously harm our business and our future prospects.

If we are unable to effectively manage rapid growth, our operating results could be adversely affected.

        Our business strategy anticipates rapid growth for the foreseeable future. This growth will place significant strain on our administrative, operational and financial resources and increase demands on our systems and controls. To manage our future growth, we will need to attract, hire and retain highly skilled and motivated officers and employees and improve existing systems and/or implement new systems for information processing, operational and financial management and training, integrating and managing our growing employee base. If we are unable to manage growth effectively, our operating results could be adversely affected.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, investors could lose confidence in our financial reporting, which would harm our business and the trading price of our securities.

        Effective internal controls are necessary for us to provide reliable financial reports and to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could negatively affect the trading price of our stock.

Digital video has yet to be widely accepted as admissible scientific evidence in court.

        Videos from analog mobile in-car video systems have long been accepted by the courts as reliable scientific evidence. However, because of its very recent introduction, digital video systems, in general, and the ICOP Model 20/20, in particular, have not undergone the rigorous scientific testing that courts may demand before recognizing their reliability. If video files from digital in-car video units are not admissible in court, law enforcement agencies are not likely to purchase the product.

Defects in our products could impair our ability to sell our products or could result in litigation and other significant costs.

        Detection of any significant defects in our products may result in, among other things, delay in time-to-market, loss of market acceptance and sales of our products, diversion of development resources, injury to our reputation, or increased warranty costs. Because our products are complex, they may contain defects that cannot be detected prior to shipment. These defects could harm our reputation and impair our ability to sell our products. The costs we may incur in correcting any product defects may be substantial and could decrease our profit margins. Additionally, errors, defects or other performance problems could result in financial or other damages to our customers, which could result in litigation. Product liability litigation, even if we prevail, would be time consuming and costly to defend. Our product liability insurance may not be adequate to cover claims.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

        Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this "Risk Factors" section, as well as others including general economic conditions, political events such as war, threat of war and terrorist actions, and natural disasters, may adversely affect our operating results.

Risks Related to Investment in Our Securities

There currently is no public trading market for our units or warrants and only a limited trading market for our common stock which is currently listed on the OTC BB. If an active market does not develop or, if developed, is not sustained, you may not be able to sell your securities.

        There is currently no public trading market for our units or warrants and only a limited trading market for our common stock which is currently listed on the OTC BB. After this offering, we expect that our securities will be quoted on the Nasdaq SmallCap Market and, if we meet its listing requirements, the Pacific Exchange. We can provide no assurance that an active market will develop or be sustained for any of these securities. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for purchasers in this offering to resell their securities at any price. Even if an active public market does develop, the market price could decline below the amount our public investors paid for their units, or the assumed allocated price of the common stock and warrant the components of the units.

We will have broad discretion in using the proceeds from this offering.

        Although we have identified generally in this prospectus how we expect to use the proceeds from this offering, we will have broad discretion in determining the specific uses of the proceeds. As a result, you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Insiders will continue to have substantial control over our company after this offering, which could limit the ability of our other stockholders to influence the outcome of key transactions, including a change in control, and could result in the approval of transactions that would be adverse to their interests.

        Our principal stockholders, directors and executive officers and entities affiliated with them will beneficially own approximately 24.3% of the outstanding shares of our common stock immediately after this offering. As a result, these stockholders, if they were to act together, would be able to significantly influence or even control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from our remaining stockholders and may vote in a manner that would be adverse to the interests of the other stockholders. The concentration of ownership could have the effect of delaying, preventing or deterring a change in control of our company, depriving our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and affecting the market price of our common stock.

The public warrants may be redeemed on short notice, which may have an adverse effect on their price.

        We may redeem the public warrants for $0.25 per warrant on 30 days prior written notice at any time after our accumulated gross revenue, as reviewed by our independent auditors, exceeds $15 million. If we give notice of redemption, holders of our public warrants will be forced to sell or exercise the public warrants they hold or accept the redemption price. The notice of redemption could come at a time when it may not be advisable or possible for holders of our public warrants to sell or exercise the public warrants they hold.

If we do not maintain an effective registration statement or comply with applicable state securities laws, our warrantholders may not be able to exercise the public warrants.

        For the holders of our public warrants to be able to exercise their warrants, the shares of our common stock to be issued upon exercise of those warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which the warrantholders live. We can give no assurance that we will be able to continue to maintain a current registration statement relating to the shares of our common stock underlying the public warrants or that an exemption from registration or qualification will be available throughout their term. This may have an adverse effect on demand for the public warrants and the prices that can be obtained from reselling them.

While the public warrants are outstanding, it may be more difficult to raise additional equity capital.

        While the public warrants are outstanding, we may find it more difficult to raise additional equity capital. Also, when these public warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.

Future sales or the potential for sale of a substantial number of shares of our common stock could cause the trading price of our common stock and warrants to decline and could impair our ability to raise capital through subsequent equity offerings.

        Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. Once this offering is completed, in addition to the 3,315,528 shares of common stock actually issued and outstanding, there will be another 3,678,526 shares of common stock reserved for future issuance as follows:

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  up to 1,666,666 shares underlying the public warrants;

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  up to 500,000 shares underlying the over-allotment option, including the shares underlying the warrants included in that option;

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  up to 333,332 shares underlying the representative's warrants, including the shares underlying the warrants included in the representative's warrants;

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  up to 514,192 shares underlying stock options previously granted, or to be granted, under our Stock Option Plan;

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  up to 200,000 shares underlying Class A warrants outstanding as of March 31, 2005;

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  up to 275,000 shares underlying bridge warrants outstanding as of March 31, 2005; and

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  up to 189,336 shares of common stock issuable upon conversion of preferred stock.

        The common stock included in the units as well as the common stock underlying the public warrants will be freely tradable without restriction. Before this offering, we had 1,648,862 shares of common stock outstanding, of which 188,789 will be freely tradable. The remaining 1,460,073 shares are either held by "affiliates," as defined by the rules and regulations promulgated under the Securities Act of 1933, or are "restricted securities" as defined in Rule 144 promulgated under the Securities Act of 1933. The shares held by "affiliates" can only be sold in compliance with the timing and volume limitations of Rule 144. The other restricted shares may be sold without limitation under Rule 144(k). We have granted piggyback registration rights to holders of 31,500 shares of common stock. We also have granted registration rights to holders of our bridge warrants. While we, our executive officers and directors and certain of our stockholders have agreed not to sell any shares of stock for a period of one year after this offering without the consent of the representative of the underwriters, the representative may waive that restriction at its sole discretion.

FORWARD-LOOKING STATEMENTS

        We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. In some cases, you may identify forward-looking statements by words such as "may," "should," "plan," "intend," "potential," "continue," "believe," "expect," "predict," "anticipate" and "estimate," the negative of these words or other comparable words. These statements are only predictions. You should not place undue reliance on these forward-looking statements. The forward-looking statements are qualified by their terms and/or important factors, many of which are outside our control, involve a number of risks, uncertainties and other factors, that could cause actual results and events to differ materially from the statements made. Such factors include, among other things, those listed under "Risk Factors" and described elsewhere in this prospectus and the following:

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  the ICOP Model 20/20 not being accepted by the law enforcement industry;

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  difficulty meeting demand for in-car video technologies at a cost that results in a profit;

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  our ability to improve our products and to develop other products necessary to compete in the industry;

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  our ability to bring future products to market;

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  the ICOP Model 20/20 being replaced by more advanced technologies and thereby becoming obsolete;

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  the limited number of product offerings;

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  budget cuts in the law enforcement industry affecting purchasing levels;

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  our lack of profitability and operating history;

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  our limited ability to control interruptions in production by the outside manufacturer of the ICOP Model 20/20;

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  successful infringement claims and our ability to protect proprietary rights;

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  a highly competitive and fragmented market;

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  loss of key management personnel;

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  our ability to manage rapid growth;

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  criminal procedure court rulings regarding right to privacy;

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  general economic and business conditions in the United States; and

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  defects in products could result in litigation and other significant costs.

        The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, including those events and factors described in "Risk Factors," not all of which are known to us. Neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We will update this prospectus only to the extent required under applicable securities laws. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the 833,333 units that we are selling in this offering will be approximately $8,200,000, or $9,565,000 if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $12.00 per unit, and after deducting the estimated underwriting discount of $900,000 and estimated offering expenses of approximately $900,000 payable by us.

        We intend to use the net proceeds of this offering as follows:

	Amount	Percentage
Inventory purchases	$3,000,000	36.6%
Repayment of bridge loans	2,320,000	28.3
Non-recurring engineering costs	950,000	11.6
Sales and marketing	850,000	10.4
General corporate purposes	1,080,000	13.2

Total:	$8,200,000	100.0%

        General corporate purposes include repayment of approximately $430,000 in loans from directors and a director's spouse, payment of approximately $186,000 in back salaries to non-officer employees, accounting and legal fees, rent and other facilities expenses and other working capital expenses, and may include acquisitions of companies, products or technology, although there are no current agreements with respect to any acquisitions.

        The foregoing discussion is an estimate based on our current business plan. We may find it necessary or advisable to use portions of the net proceeds we receive from this offering for other purposes, and we will have broad discretion in applying the net proceeds. Pending these uses, we intend to invest the net proceeds of the offering in short-term, interest-bearing, investment grade securities.

PRICE RANGES OF COMMON STOCK

        Our common stock trades on the OTC BB under the symbol "ICDG.OB." It traded under the symbol "ICPD.OB" until March 16, 2005. The first reported trading occurred on October 18, 2004. Below are the price ranges of our common stock, adjusted for a 1-for-10 share reverse split effective March 10, 2005.

	HIGH	LOW
2004
Fourth Quarter (from October 18, 2004)	$20.00	$5.10
2005
First Quarter	$8.20	$5.10
Second Quarter (through April 18, 2005)	$5.00	$3.55

        The last reported sale price of our common stock on the OTC BB on April 18, 2005 was $4.00 per share. According to the records of our transfer agent, there were approximately 223 holders of record of our common stock as of March 31, 2005.

DIVIDEND POLICY

        We have not declared or paid any dividends and do not intend to pay any dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant.

PLAN OF OPERATION

        We are an early stage development company, and the first sales of our ICOP Model 20/20 occurred in December 2004. While we have outstanding unfilled purchase orders for $524,825 in ICOP Model 20/20's and related equipment as of March 31, 2005, we have sold only seven units and related equipment to a total of five law enforcement agencies, generating total revenues of $51,000. Our plan of operation through the first half of 2006 is summarized below.

        We entered into a development and manufacturing agreement on February 10, 2005 with a Japanese company to produce a minimum of 10,000 ICOP Model 20/20 units through December 31, 2008. Through March 31, 2005, we have received 10 units from this manufacturer. Under this agreement, the manufacturer is responsible for purchasing the components and manufacturing the units, and we pay for the units when shipped. On closing of this offering, we will advance $1 million to the manufacturer to be used to purchase long lead-time components to allow uninterrupted production after they have completed approximately 700 units. We are currently marketing the ICOP Model 20/20 to law enforcement agencies.

        We will use the proceeds of this offering to purchase inventory, repay bridge loans, pay non-recurring engineering costs, increase our sales and marketing efforts and for general corporate purposes. In March 2005, our expenses exceeded our revenue by approximately $130,000 per month. Prior to the receipt of material revenue from sales of the ICOP Model 20/20, we believe this "burn rate" will increase to approximately $150,000 per month. We believe that once sales of the ICOP Model 20/20 reach approximately 200 units per month, which we expect will occur in the second half of 2005, we will be operating at a break even level.

        Through the first half of 2006, we expect to spend approximately $1.5 million on research and development for new products, including the ICOP On Watch camera. We do not expect major purchases of plant and equipment during that period due to our contract manufacturing arrangements. We do plan to lease larger facilities beginning in July 2005 to allow for expansion of engineering, sales, technical support and shipping activities. We expect to spend approximately $150,000 to move and equip this new space and project an increase in monthly rental expense of approximately $10,000.

        We do not plan to increase our administrative staff substantially in the near term, since the manufacturing of the ICOP Model 20/20 is handled by a third party. We will likely increase our sales and marketing staff, engineering and tech support staff as sales grow.

        The timing of additional activities and the development of other markets and products depend on the speed with which we penetrate the law enforcement and other first responder markets. Additionally, while it is not likely, we may consider manufacturing our own products once the process is substantially automated and should we determine that we can do so cost effectively.

BUSINESS

Introduction

        We design, engineer and market a digital in-car video system—the ICOP Model 20/20—designed for the rugged demands of law enforcement agencies and other first responder markets such as fire departments and emergency medical units. The product offers what we believe to be superior video and audio recording technology as well as proprietary compression technology that insures the integrity of the recorded information. The ICOP Model 20/20 technology also has applications in other commercial markets where surveillance and communications are critical to the safety of people and the security of property, including public transportation such as trains, buses and airplanes; military and government installations; financial institutions, telecommunications and energy facilities; and transportation centers such as airports, seaports, train stations and bus stations. In the future we plan to develop and market other innovative surveillance and communications systems for the public and private security market.

The Security Industry

        The security industry is characterized in general by a continual evolution of technology that enhances both security and convenience. According to the Security Industry Association, the current worldwide electronic security market is estimated to be more than $30 billion per year.

        Governments and private industry in the United States and worldwide are actively seeking to develop new products and services to meet the growing demands for homeland security. Billions of dollars are being appropriated by the federal and state governments of the U.S. and governments throughout the world for coping with terrorism. The private sector is also increasing the demand for homeland security products and services, especially, we believe, reliable integrated video surveillance technologies and communications solutions.

        There are three core market segments for the ICOP Model 20/20 and other products that we may develop based on this technology:

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  First responders including law enforcement, military, fire departments and emergency medical units;

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  Operators of critical assets and facilities such as banking and financial institutions, buildings, energy and chemical sites (gas, electric power, water and nuclear power plants), transportation facilities (rail, road transportation, marine transportation and airports), telecommunications facilities, government facilities, bridges, dams, border patrol, seaports, federal monuments and national icons; and

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  Private industry.

The In-Car Video Industry

        The law enforcement industry has long recognized the value of documenting critical incidents by means of recorded videotape. Videotape provides accurate portrayal of traffic violations, citizen behavior and other events as they occur, documents police contacts with the public, offers persuasive evidence in court, allows for officer performance monitoring and protects law enforcement agents against false claims of police misconduct. The result is increased likelihood of criminal prosecutions, less officer overtime spent in court, improved training, fewer citizen complaints and reduced exposure to civil liability and enhanced officer safety, as well as the potential to improve accountability and trust between the police and the public.

        The advent of the videotape camera in the early 1980s and improvements made in the field since then have given rise to many new applications of video technology in law enforcement. Agencies in the United States and around the world are applying video technology to many facets of police operations by equipping vehicles with video recorders, monitoring public areas and recording booking and other police procedures.

        In-car video was originally used, beginning in the 1980s, to record field sobriety tests to support driving under the influence of alcohol allegations. In the 1990s, in-car video cameras proved valuable to document drug interdiction stops. By the late 1990s, the police were also using in-car video to document traffic stops in response to allegations of racial profiling and to address the increase in assaults on officers. Since the terrorists' attacks of September 11, 2001, video recordings from police vehicles have been recognized as a means by which information needed to locate terrorists can be collected, thereby improving homeland security.

        Although there have been recent technological advances making the use of the mobile video recorder more practical and affordable, nearly all video applications in law enforcement today still rely on outdated, analog VHS technology. Problems with current in-car analog technologies include:

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  poor video and audio quality that makes identification difficult;

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  high failure rates under normal circumstances and especially when used in extreme temperatures, resulting in lost data and high maintenance costs;

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  danger to the officer in the event of an accident as the in-car unit and in some cases the cameras may become projectiles because of their installation constraints;

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  occupation of valuable space in the trunk and cab;

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  excessive time required to evaluate and catalog recorded material;

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  significant physical space for storage of the in-car unit and the data itself;

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  lack of effective zoom capabilities; and

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  limited area coverage when camera positioning is fixed.

        Digital in-car video systems were first offered to the law enforcement industry only recently and have been quickly recognized to be superior to analog systems in many important respects. Digital video, for example, allows for pre-event recording while analog video does not. Most digital systems are continually in the passive recording mode when the power is on. When the record mode is activated, a period of time, from ten seconds to five minutes depending on the manufacturer, is added to the recording, possibly capturing the incident that prompted the officer to begin recording.

        Access to specific digitally recorded information is much quicker. Rather than having to review a VHS cassette by fast-forwarding and reversing, a scene can be selected from a menu and viewed instantly. Also, digital video produces higher quality images and stores substantially more information than analog video, including, on every frame, the date and officer name, traffic radar output, GPS coordinates, incident identification and status of emergency lights and other factors.

        DVD disks can be stored in a fraction of the space of VHS cassettes. Digital video can also be archived to a server, reducing physical storage space requirements even further. Video archived to a server can be viewed from computers networked to the server instead of having to retrieve a video from a physical storage facility, with the ability to control access and functions. Also, "back end" management software, available from several manufacturers, catalogs video information allowing for easy retrieval through a computer.

        Digital video systems also offer the advantage of being able to record simultaneously more than one channel of video, allowing two or more cameras to record different views at once. In addition, copies of video clips can be made more quickly than analog and do not degrade over time like VHS.

The ICOP Digital Solution

        Our ICOP Model 20/20 digital in-car video system addresses the deficiencies of analog video technology by providing all the advantages described above while differentiating itself from competing digital systems by offering what we believe to be a superior product, at a lower price and with superior customer support. We believe that the ICOP Model 20/20 offers the highest quality digital system available for the law enforcement market, with the following characteristics:

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  Prevention of unauthorized access and editing of video.    Our proprietary compression algorithm prevents unauthorized access and editing of video.

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  In-dash system.    Our ICOP Model 20/20 includes a built-in AM/FM radio and fits into the radio slot in the dashboard of the police vehicle, allowing for easier installation and maintenance and more available vehicle and trunk space.

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  Officer safety.    Our ICOP Model 20/20 includes no dangling parts that could endanger the officer in the event of an accident.

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  Improved picture quality.    Our ICOP Model 20/20 features full video graphics array ("VGA") compared with 1/4 VGA used by many of our competitors, resulting in superior picture quality.

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  Easy storage and retrieval of video files.    Our ICOP Model 20/20 video is downloaded from the vehicle hard drive to a server, and video can be accessed quickly and easily by ticket/case number, date/time, type of incident, vehicle number and other identifying characteristics. The video files are convertible to Windows Media Player, VHS or MPEG-2 format.

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  Additional features:

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  Continuous loop recording stores 60 seconds of pre-event recording, possibly capturing the underlying infraction that leads to a traffic stop or other event that triggers the decision to record the event;

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  High-quality wireless 900 MHz microphone, with ability to remotely activate the recorder, a range of up to 1,000 feet and an "officer HELP" button that sends an alert to dispatch, with GPS coordinates and vehicle identification (where compatible with other police equipment);

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  Up to three cameras per vehicle, two of which can record simultaneously, with multiple angles and zoom capabilities;

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  Password-protected files;

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  Built-in GPS, with continuous latitude/longitude display, allowing exact "marking" of event locations on every frame of video;

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  Radar equipment interface (where compatible with other police equipment);

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  Automatic indexing of video clips by date, time and event identification, office identification, racial profiling, GPS data, vehicle identification, case number and type of incident; and

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  Removable vehicle-grade hard drive.

        Management and control of the video evidence recorded by the ICOP Model 20/20 requires an adapter (hardware used to download data from a vehicle-grade hard drive) and The B.O.S.S. (Back Office System Server), an industrial-grade computer that includes preloaded, proprietary management system software.

        Our strategy is to price the ICOP Model 20/20 well below the market, as municipalities and state governments are cost sensitive, often mandating competitive bidding. We are the only company we know of among our competitors to publish its pricing schedule for in-car video equipment. Our competitors have many pricing schedules, due to multiple layers of distributors, sometimes resulting in customers obtaining different quotes on the same product from our competitors.

        The two-camera ICOP Model 20/20 is priced at $4,500 per unit with volume discounts available for purchases of more than five units. The B.O.S.S., which generally supports up to 10 units of the ICOP Model 20/20, is priced at $4,500, adapter hardware used to download data from the hard drive is priced at $300, and a label maker for printing labels for DVDs is priced at $150. Optional equipment includes an additional 20GB removable vehicle hard drive priced at $350, a Sony color camera for rear window recording priced at $450 and an additional 900 MHz wireless mic priced at $150. We can arrange lease-to-own financing of the purchase and installation of the ICOP Model 20/20 through tax-exempt municipal leases which are available to certain qualified governmental entities. We provide a one-year parts and labor warranty on the ICOP Model 20/20 with extended warranties available.

Future Applications and Products

        There is a substantial demand for security solutions worldwide and a growing use of closed circuit television, biometrics, access control, radar and GPS technologies. New applications for these technologies are being adopted at military installations, borders, airports, nuclear facilities, power plants and pipelines.

        We continue to enhance the features and performance of the ICOP Model 20/20 while exploring new applications of the ICOP Model 20/20 specifically and video surveillance technology in general. We believe that our future success depends in large part on investing in research and development to enhance our ability to:

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  identify and respond to emerging technological trends in related markets;

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  develop solutions to customers' changing needs; and

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  improve our ICOP Model 20/20 by adding features and functionality that our customers want.

        Currently video surveillance systems are undergoing a transition from analog to digital. The demand for video surveillance system today is being driven primarily by the replacement of analog equipment with digital equipment. Digital technology enables audio-video data compression that minimizes transmission bandwidth and storage requirements and permits security cameras to operate on standard data networks without the expense of bulky coaxial cables.

        An "intelligent" or "smart" camera has all the needed functionality built into the unit and does not require a separate computer to operate. We are currently in the early stages of investigating the development of an intelligent camera, which we have named ICOP On Watch, which could continuously monitor at-risk sites such as airports, borders, seaports, utilities and private industry facilities. Using proprietary intelligent cameras and surveillance image-analyzing software together with a standard cellular phone network, we believe the system could provide a comprehensive view of a defined area, centrally monitor contracted sites 24/7 in real time and detect threats and issue warnings when there is an intrusion. The technology is being developed for us to design a system capable of detecting motions and distinguishing naturally occurring movements, such as leaves waving in the wind, from that of a human being. With this automated monitoring and recognition of possibly hostile intruders, large areas could be efficiently monitored with minimal human involvement.

        We expect the ICOP On Watch camera, as contemplated, to have the following benefits over existing analog technology:

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  reduced security costs;

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  fewer images to archive reducing storage requirements;

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  high-compression ratio for storage of high-resolution images, resulting in high integrity of data, high speed data transmission and lower storage requirements;

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  faster searches through recorded information;

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  lower bandwidth to support networked cameras;

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  advanced capabilities such as motion detection and stabilization, with encryption;

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  design flexibility for development of products for multiple applications sold at multiple price points;

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  reduction of human error and human oversight; and

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  wired, fiber and wireless media, greatly enhancing expandability.

Sales and Marketing

        We are currently marketing our ICOP Model 20/20 only to law enforcement agencies. In-car video, however, has applications in many other special use vehicles such as fire trucks, emergency medical technician (EMT) vehicles, school and public buses, trains, planes, military, border patrol vehicles and taxi cabs.

        There are more than 440,000 police vehicles currently in service in the U.S., and approximately 70,000 new vehicles are leased or purchased by law enforcement agencies each year. At an average selling price of at least $5,000 for the ICOP Model 20/20 and related equipment, there is an estimated potential market of over $2 billion for law enforcement vehicles in the U.S. alone.

        In 2004, approximately 38% of local law enforcement and 72% of state highway patrol vehicles had VHS (analog) in-car video systems. Warranties on these VHS systems have expired or will soon expire, and the systems will increasingly need service and will eventually need to be replaced. The market began transitioning to digital surveillance systems in 2004.

        We market the ICOP Model 20/20 directly to all levels of city, county, state and federal law enforcement agencies. Our marketing efforts include advertising in police magazines, direct mailings to law enforcement agencies and participation in industry trade shows, conferences and seminars. In addition to our full-time inside sales and regional sales staff, we plan to establish a national "Officer Sales Team" consisting of police officers across the country who will call on local police departments, typically within a 500-mile radius of their homes; these officers will be part-time independent contractors. We also are expanding our user-friendly website to facilitate sharing of digital video files for training purposes, provide password-protected access to the site to obtain software updates and allow real time, 24/7 communication with technical support personnel. We also plan to include our products in direct mail industry catalogs and to secure endorsements from respected law enforcement agencies.

        Digital in-car video systems require an experienced technical support team to respond to customer questions and to assist with their particular application. We are committed to building a talented tech support team to meet this important need. To support sales efforts, we also produce promotional materials that include brochures, video presentations, data sheets and other technical materials along with our website to explain our product. We provide demonstration systems generally for 30- and 60-day trial periods, which affords prospective customers an opportunity to have a hands-on experience with the ICOP Model 20/20 and The B.O.S.S.

        Our sales cycle typically begins by initiating contact with a law enforcement agency or the receipt of a request for information from a prospective customer, usually through our website. After making the contact or receiving the request for information, we assess the potential customer's needs, make presentations and product demonstrations at the customer's place of business, present a formal proposal and negotiate a contract. The decision to purchase is typically made by a group of people including the chief of police or sheriff but may also include political decision-makers such as city council members.

        We will initially focus on development in the U.S. market and in Canada via distributors. We intend to address other English-speaking markets, such as Australia, where we currently have a distributor, and the UK, beginning later in 2005.

        We also plan to explore strategic partnerships for the development of other products using our technology. We are currently in discussions with two Fortune 500 companies that are interested in employing our ICOP Model 20/20 technology as well as our intelligent camera, which is currently in development, in applications in the security industry.

Competition

        The law enforcement market and specifically the in-car video market are highly competitive. Digital in-car video is a quickly evolving technology, and the market is growing rapidly as the new technology is gaining widespread acceptance, new patrol cars are being purchased or leased and outdated analog video systems are being replaced by digital systems.

        Most major in-car video manufacturers are in the process of developing, or have developed, digital video technology, and many have already introduced and sold digital units to law enforcement agencies. We have three major competitors—Mobile-Vision, Inc., International Police Technologies, Inc. and Kustom Signals—and many other competitors who sell or may in the future sell in-car video systems to police departments.

        In addition to their existing relationships with law enforcement agencies, many of these competitors have significant advantages over us, including greater financial, technical, marketing and manufacturing resources, preferred vendor status with our existing and potential customer base, more extensive distribution channels, larger customer bases and faster response times to new or emerging technologies and changes in customer requirements. As a result, our competitors may develop superior products or beat us to market with products similar to ours.

        We believe we compete principally on the basis of:

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  product performance and functionality;

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  price;

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  product quality and reliability; and

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  customer service and technical support.

        While we believe that our innovative product design and our proprietary compression technology make the ICOP Model 20/20 superior in quality to other products, some competitors offer features that we do not. For example, Mobile-Vision now offers wireless data transfer from the patrol car to police headquarters. While we believe that existing wireless uploading technology needs to improve before it can be successfully used in in-car systems, some law enforcement agencies may be attracted to this new technology, which we currently do not offer.

        The market for digital in-car video systems for police and other first responder vehicles is expected to grow rapidly over the next five years, as more cars are equipped with video surveillance and as upgrades to digital are made. We feel we are positioned to become a leader in this market based on what we believe to be the superiority of our innovative product and its attractive price.

Manufacturing and Suppliers

        We entered into a development and manufacturing agreement dated February 10, 2005 with Tietech Co., Ltd., a Japanese company with ISO 9001 certification, pursuant to which Tietech has exclusive rights to manufacture, and we have exclusive rights to sell, the ICOP Model 20/20. We owe 104 million Japanese yen (approximately $970,000 as of March 31, 2005) to Tietech for non-recurring engineering expenses incurred in the development of the ICOP Model 20/20. Of this amount, 37 million Japanese yen (approximately $345,000 as of March 31, 2005) will be paid immediately from the proceeds of this offering, with the balance paid over time as units are shipped. In April 2005, we made an advance payment of 30 million yen, and Tietech agreed to produce 600 units which we expect to receive in June and July 2005. On closing of this offering, we will advance $1 million to Tietech to be used to purchase long lead-time components to allow uninterrupted production after they have completed approximately 700 units. The initial term of the agreement is five years.

        While Tietech assisted in its development, we maintain the intellectual property rights necessary to produce the ICOP Model 20/20. The manufacturer does have certain intellectual property rights to a method of operating the data compression used in the ICOP Model 20/20. If this method were no longer available to us, the unit could be produced by another manufacturer, but a partial redesign would be required and could result in a production delay.

        We entered into an agreement with TriSquare Communications (Hong Kong) Co., Ltd. dated February 11, 2004 pursuant to which it is manufacturing a 900 MHz wireless microphone system for use with the ICOP Model 20/20.

        We entered into a license agreement, effective December 2004, with Showlei Associates, pursuant to which Showlei grants us the non-exclusive right to design, manufacture, use, sell and distribute software that decodes, reconstructs and displays video images based on Showlei's proprietary technology, and agrees to sell us a supply of semiconductor chips that incorporate the proprietary technology. The initial term of the agreement is 10 years.

        We also rely on several unaffiliated subcontractors to supply certain components and assemblies that are incorporated in our ICOP Model 20/20. We acquire our components on a purchase order basis and do not have long-term contracts with suppliers of components.

Inventory Systems

        Inventory warehousing and shipping are managed from our Overland Park, Kansas facility. We use standard warehousing systems to store, retrieve, monitor and manage our inventory.

Intellectual Property

        We have filed U.S. patent applications covering aspects of the design and methods of operating the ICOP Model 20/20. Among other things, the claims, as drafted, generally describe the use of a digital recording device in an integrated and synchronized surveillance system able to record data from cameras, microphones and global positioning system equipment, with the recording media housed in a driver accessible console opening originally manufactured into the vehicle, such as a car radio slot. The claims also are drafted to cover particular features and capabilities of the ICOP Model 20/20, such as the system's in-dash recorder, back-end searchable database and event marking capability. We also have secured trademarks for "ICOP," "ICOP Digital" and the stylistic use of our logo and are seeking trademark protection for ICOP Model 20/20™, ICOP On Watch™ and The B.O.S.S.™. We intend to continue to seek formal intellectual property protections to protect our technologies, processes and designs. We also use confidentiality agreements with employees and key suppliers to ensure the confidentiality of our trade secrets.

Employees

        As of March 31, 2005, we had eleven full-time employees including four in management and administration, two in sales and marketing and five in engineering.

Property

        Our offices are located in Overland Park, Kansas in approximately 4,642 square feet of leased office space at $7,153 per month. Our current lease expires on June 30, 2005, at which time we intend to lease 12,800 square feet, in nearby Lenexa, Kansas, for five years at a cost of $15,000 per month plus taxes and insurance.

Legal Proceedings

        We do not know of any pending or threatened legal proceedings to which we are or would be a party or any proceedings being contemplated by governmental authorities against us, or any of our executive officers or directors relating to their services on our behalf.

Company History

        We were formed as Bail Corporation in April 1998 with the purpose of acquiring or merging with a privately owned company. In March 2001, we began to engage in the oil and gas business and changed our name to Vista Exploration Corporation. We leased oil and gas properties in Southeast Kansas to drill for coal bed methane gas, but due to a lack of funding in March 2003, we returned to our original plan of seeking a merger with, or an acquisition of, an operating business that wanted to become a public company. In January 2004, ICOP Digital, Inc., a Nevada corporation ("ICOP Nevada"), merged with and into our wholly owned subsidiary. ICOP Nevada commenced operations in May 2002 for the purpose of engaging in the design, development and marketing of an in-car digital video recorder for use in the law enforcement industry. As a result of the merger, our principal business became that of ICOP Nevada. In November 2004, we changed our name to ICOP Digital, Inc.

MANAGEMENT

Directors, Executive Officers and Key Employees

        Our executive officers, directors and key employees, and certain information about them, including their ages as of March 31, 2005, are as follows:

Name	Age	Position
Charles A. Ross, Sr.	64	Chairman of the Board
David C. Owen	66	President, Chief Executive Officer and Director
Laura E. Owen	47	Chief Operating Officer, Vice President and Corporate Secretary
John C. Garrison	53	Chief Financial Officer and Treasurer
L. Derrick Ashcroft	76	Director
Noel Koch	66	Director
Roger L. Mason	52	Director
Steven E. Hathaway	52	Director of Engineering
Kevin McDugle	37	Director of National Sales
Adam Woydziak	23	Director of Technical Support

        The following is a brief description of the principal occupation and recent business experience of each of our directors, executive officers and key employees:

        Charles A. Ross, Sr. has served as a director since April 2001 and as our Chairman since July 2004, and was our Chief Executive Officer from April 2001 until July 2004. From May 2002 until our acquisition of ICOP Nevada in January 2004, Mr. Ross was Chief Executive Officer of ICOP Nevada. From January 2001 through March 2001, Mr. Ross explored opportunities in the oil and gas industry. From July 1999 until December 2000, he owned and operated a business that supplied recruiting and business cards to a number of multi-level marketing companies. Over the last 40 years, Mr. Ross has founded or served as an officer in companies marketing musical instrument amplifiers, traffic speed radar, luxury boats and satellite television.

        David C. Owen has served as a director since January 2003 and as our Chief Executive Officer since July 2004. From January 2004 to July 2004, he was our Chief Financial Officer. Since 1985, Mr. Owen has been president of Owen & Associates, Inc., a private investment and management entity. Mr. Owen has more than 40 years of experience in the financial industry and has served in executive management positions with both retail and investment banks. He served as a Kansas State Senator from 1968 to 1972 and as Lieutenant Governor of Kansas from 1972 to 1974. He received a B.A. degree in Business Administration and Economics from Ottawa University in Ottawa, Kansas. In September 2004 in connection with an action brought by the Securities Commission of Kansas involving the private sale of a small amount of unregistered securities not involving us, Mr. Owen stipulated to a consent decree enjoining him and his agents from acting as a broker-dealer in Kansas unless registered under the Kansas Securities Act or exempt from registration, from offering or selling unregistered securities in Kansas unless exempt from registration, and from otherwise violating the Kansas Securities Act. Mr. Owen, who was not an officer, director or placement agent for the company involved, stipulated to the consent decree in order to dispose of the action expeditiously and did not admit any of the allegations. Mr. Owen is married to Laura E. Owen.

        Laura E. Owen has served as our Corporate Secretary and as a Vice President since May 2003. She has served as our Chief Operating Officer since March 2005. From 1998 until May 2003, she served as President of Unicard.com, Inc., a travel insurance company. Ms. Owen has spent over two decades working on business issues in the public and private sectors. In 1991, she became the first woman to be appointed Secretary of Commerce for the State of Kansas, the state's economic development agency. Ms. Owen received a B.S. degree in Business Administration from Delaware Valley College in Philadelphia. Ms. Owen is the wife of David C. Owen.

        John C. Garrison has served as our Chief Financial Officer since July 2004 and as our Treasurer since March 2005. He has provided accounting services to the Company since April 2001. Prior to joining us in 2004, Mr. Garrison worked independently as a Certified Public Accountant. Mr. Garrison serves on the boards of directors of Quest Resource Corporation and Empire Energy Corporation International, both publicly traded companies. He received a B.S. degree in Business Administration and Accounting from Kansas State University.

        Roger L. Mason has served as a director since January 2004. From May 2002 until January 2004, he served as a director of ICOP Nevada. Since 1995 Mr. Mason has been a principal of the Fishman & Company Realtors, a real estate business, in Olathe, Kansas. He received a B.S. degree in Construction Technology from Pittsburg State University in Pittsburg, Kansas.

        L. Derrick Ashcroft has served as a director since March 2005. Mr. Ashcroft is involved in banking and tax consulting for high net worth individuals. He currently owns and operates a cattle ranch in New Mexico, and over the last five years, he has served on boards of several companies. He currently serves on the board of Dwango North America Corp, a publicly traded company. Mr. Ashcroft received an M.A. degree from Oxford University in England.

        Noel Koch has served as a director since March 2005. He is an expert on terrorism and security-related issues, with over 40 years of experience in developing advanced analytical procedures for identifying and assessing potential threats to individuals and to institutional and corporate assets. Since August 1986, Mr. Koch has served as the president and chief executive officer of International Security Management, Inc., a provider of security services to foreign and domestic government agencies, corporations and individuals in high-risk environments. Since August 1986, he also has served as the president and chief executive officer of Transecur, Inc., an on-line, interactive global security information service with offices in the U.S. and Europe. Mr. Koch also is a partner in Anchor Special Risks Registry, a computer-based system designed to record and assess hostile activities towards corporations and other institutions. Mr. Koch is a former instructor for the U.S. State Department's Anti-Terrorism Assistance Program, and served for over five years as Director of Special Planning in the U.S. Department of Defense. Mr. Koch received a B.A. degree in English from Widener University and an M.A. degree in Political Science from Bryn Mawr College.

        There are no family relationships among our officers and directors, except that Mr. and Ms. Owen are husband and wife.

        Steven E. Hathaway has served as our Director of Engineering since February 2005. Mr. Hathaway was an engineering manager at Pivot International from February 2002 to February 2005. From March 1999 to January 2002, he was Vice President of Engineering at Avatar Engineering, Inc. He received a B.S. degree in Electrical Engineering from the University of Missouri-Kansas City.

        Kevin McDugle has served as our Director of National Sales since March 2005. Since 1997, Mr. McDugle has managed sales teams selling technology products to Fortune 500 companies and providing surveillance systems to law enforcement. In particular, from September 2003 through February 2005, Mr. McDugle led the sales team at International Police Technologies, Inc., and from May 1999 to September 2003, he served as Division Director at RHI Consulting. Prior to becoming a sales manager, Mr. McDugle spent eight years with the United States Marine Corps, during which time he worked with anti-terrorism teams and security forces. He holds an M.B.A. from the University of Phoenix and a B.S. degree in Business from Southern Nazarene University in Bethany, Oklahoma.

        Adam Woydziak joined us in March 2005 as our Director of Technical Support. From April 2003 to March 2005, Mr. Woydziak was network administrator for Reproduction Systems, Inc., a litigation support firm where he maintained and upgraded network systems and provided technical support internally and to law firms. He received a B.S. degree in Telecommunications Management from DeVry University in Kansas City, Missouri.

Board Classifications and Committees

        Our Board of Directors is divided into three classes as nearly equal in number as possible. Each year the stockholders elect the members of one of the three classes to three-year terms of office. Currently, Mr. Owen serves as a Class A director, whose term expires in 2008, Mr. Ross serves as a Class B director, whose term expires in 2007, and Mr. Mason serves as a Class C director, whose term expires in 2006. Messrs. Ashcroft and Koch have been elected to serve as directors until our 2005 annual meeting of shareholders, at which time they may be nominated to fill a vacancy in one or more of our director classes.

        Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

        Audit Committee.    Our Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with independent auditors, and audits of financial statements. Specific responsibilities include the following:

  •
  selecting, hiring and terminating our independent auditors;

  •
  evaluating the qualifications, independence and performance of our independent auditors;

  •
  approving the audit and non-audit services to be performed by the independent auditors;

  •
  reviewing the design, implementation, adequacy and effectiveness of our internal controls and critical accounting policies;

  •
  overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

  •
  with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and

  •
  preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.

        Our Audit Committee is comprised of Messrs. Ashcroft, Koch and Mason. Mr. Ashcroft serves as Chairman of the Audit Committee. The Board has determined that all members of the Audit Committee are independent under the rules of the Securities and Exchange Commission and the Nasdaq Stock Market. The Board has determined that Mr. Ashcroft qualifies as an "audit committee financial expert," as defined by the rules of the Securities and Exchange Commission.

        Compensation Committee.    Our Compensation Committee assists our Board of Directors in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities include the following:

  •
  approving the compensation and benefits of our executive officers;

  •
  reviewing the performance objectives and actual performance of our officers; and

  •
  administering our stock option and other equity compensation plans.

        Our Compensation Committee is comprised of Messrs. Ashcroft, Koch and Mason. Mr. Mason serves as Chairman of the Compensation Committee. The Board has determined that all members of the Compensation Committee are independent under the Nasdaq rules.

        Nominating and Governance Committee.    Our Nominating and Governance Committee assists the Board by identifying and recommending individuals qualified to become members of our Board of Directors, reviewing correspondence from our stockholders, and establishing, evaluating and overseeing our corporate governance guidelines. Specific responsibilities include the following:

  •
  evaluating the composition, size and governance of our Board of Directors and its committees and make recommendations regarding future planning and the appointment of directors to our committees;

  •
  establishing a policy for considering stockholder nominees for election to our Board of Directors; and

  •
  evaluating and recommending candidates for election to our Board of Directors;

        Our Nominating and Governance Committee is comprised of Messrs. Ashcroft, Koch and Mason. Mr. Koch serves as Chairman of our Nominating and Governance Committee. The Board has determined that all members of the Nominating and Governance Committee are independent under the Nasdaq rules.

Director Compensation

        In March 2005, each of our non-employee directors received an option to purchase 5,000 shares of common stock for service on the Board and an option to purchase an additional 2,500 shares for service as Chairman of the Board and for each Board committee chaired. In the future, we plan to grant to each of our non-employee directors an option to purchase 2,500 shares of common stock at each annual meeting of stockholders at which the director is re-elected or continues to serve as a director for the ensuing year. Non-employee directors also receive $500 for each quarterly Board meeting attended in person, together with reimbursement of expenses incurred to attend the meeting and $250 for each Board meeting attended telephonically.

Executive Compensation

Summary Compensation Table

        The following table sets forth certain information concerning total compensation received by our two Chief Executive Officers during 2004 and our other most highly compensated executive officers during the last year (the "Named Executive Officers") for services rendered to ICOP in all capacities for the last three fiscal years, but is limited to executive officers other than our Chief Executive Officers who earned more than $100,000 in total compensation during the last fiscal year.

		Long-Term Compensation
		Annual Compensation		Awards
Name and Principal Position	Fiscal Year	Salary ($)		Securities Underlying Options/SARs (#)		All Other Comp. ($)
Charles A. Ross, Sr. Chief Executive Officer (resigned July 22, 2004)	2004 2003 2002	80,231 58,564 0	(1)	0 0 50,000	(3)	6,452 0 0	(2)
David C. Owen President and Chief Executive Officer	2004 2003 2002	149,047 58,564 0	(4)	50,000 0 0		11,806 0 0	(5)
Laura E. Owen Corporate Secretary and Vice President of Administration and Marketing	2004 2003 2002	119,568 47,654 0	(6)	25,000 0 0		10,869 0 0	(7)

(1)
Includes paid salary of $39,231 and unpaid salary of $41,000.

(2)
Includes a $900 401(k) matching payment, car allowance of $4,322, and deferred 401(k) contribution of $1,230.

(3)
Cancelled by agreement effective January 13, 2004.

(4)
Includes paid salary of $40,506 and unpaid salary of $108,541.

(5)
Includes paid car allowance of $1,275, unpaid car allowance of $6,375, a $900 401(k) matching payment and deferred 401(k) contribution of $3,256.

(6)
Includes paid salary of $42,276 and unpaid salary of $77,292.

(7)
Includes paid car allowance of $1,700, unpaid car allowance of $5,950, a $900 401(k) matching payment and deferred 401(k) contribution of $2,319.

Option Grants in Last Fiscal Year

Option Grants in Fiscal Year 2004 (Individual Grants)

Name and Principal Position	Number of Securities Underlying Options/SARs granted (#)	Percent of total options/SARs granted to employees in fiscal year	Exercise or base price ($/sh)	Expiration Date
Charles A. Ross, Sr. (Chief Executive Officer, resigned July 22, 2004)	0	0%	n/a	n/a
David C. Owen (President and CEO)	50,000	62%	$10.00	Dec. 31, 2012
Laura E. Owen (Corporate Secretary and Vice President of Administration and Marketing)	25,000	31%	$10.00	April 26, 2009

Option Exercises and Holdings

        The following table sets forth, as to those Named Executive Officers, certain information concerning the number of shares subject to both exercisable and unexercisable stock options as of December 31, 2004, and the number of shares of common stock received upon exercise of options during the last fiscal year. None of the outstanding options at December 31, 2004 was "in-the-money."

Aggregated Option Exercises in Fiscal Year 2004
and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options at December 31, 2004 (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2004 ($) Exercisable/Unexercisable
Charles A. Ross, Sr.	0	0	0/0	0/0
David C. Owen	0	0	50,000/0	0/0
Laura E. Owen	5,000	0	37,500/0	0/0

Employment Agreements

        Charles A. Ross, Sr., our Chairman, had an annual salary pursuant to his Executive Employment Agreement of $60,000 beginning on March 24, 2003. Effective January 1, 2004, the annual compensation increased to $90,000. Mr. Ross entered into a new Executive Employment Agreement on April 1, 2004 which provides for annual compensation of $180,000. On October 20, 2004, Mr. Ross voluntarily terminated his employment agreement effective July 22, 2004, the date he resigned as CEO of the Company, and he will not be paid any compensation for work performed after that date. Mr. Ross has accrued $41,000 in unpaid salary which will be paid from the proceeds of this offering.

        David C. Owen, our President and Chief Executive Officer, had an annual base salary pursuant to his Executive Employment Agreement of $60,000 beginning on March 24, 2003. Effective January 1, 2004, the annual compensation increased to $90,000. Mr. Owen entered into a new Executive Employment Agreement on April 1, 2004 with annual compensation of $180,000 per year. Effective October 20, 2004, Mr. Owen voluntarily reduced his salary to $125,000 annually until we reach accumulated gross revenues of $8 million, at which time his salary will be restored to $180,000 and $118,172 in accrued but unpaid salary and other compensation will be paid in full.

        Laura E. Owen, our Secretary and Vice President of Administration and Marketing, commenced employment with us in June 2003 with annual compensation of $24,000 pursuant to an Executive Employment Agreement. Annual compensation increased to $60,000 on August 1, 2003, to $75,000 on January 5, 2004, to $120,000 on April 1, 2004, and to $150,000 on August 1, 2004. Effective October 20, 2004, Ms. Owen voluntarily reduced her annual salary to $125,000 until we reach accumulated gross revenues of $8 million, at which time her salary will be restored to $150,000 and $85,561 in accrued but unpaid salary and other compensation will be paid in full.

Stock Option Plan

        In June 2002, the Board of Directors and stockholders of ICOP Nevada approved that company's 2002 Stock Option Plan (the "2002 Plan"). The plan authorized the grant and issuance of options, restricted shares and other equity compensation to employees, officers and consultants of ICOP Nevada. Initially, 500,000 shares of ICOP Nevada common stock were reserved for issuance under the 2002 Plan; however, the number of shares reserved automatically increases on each anniversary of the 2002 Plan by an amount equal to 0.5% of the then issued and outstanding shares of ICOP Nevada common stock. When we acquired ICOP Nevada in January 2004, any rights to acquire ICOP Nevada common stock under the 2002 Plan were converted so as to permit acquisition of our common stock instead. As of March 31, 2005, a total of 514,192 shares were issued or reserved for issuance under the 2002 Plan. Notwithstanding these automatic increases, the 2002 Plan requires that no more than 300,000 shares be issued in connection with the exercise of incentive stock options under the 2002 Plan.

        The 2002 Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the 2002 Plan, the Committee determines who will receive the options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock options granted under the 2002 Plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of our voting stock. The exercise price of an incentive stock option granted under the 2002 Plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under the 2002 Plan must be equal to or greater than 85% of the fair market value of the shares of our common stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.

        As of March 31, 2005, there were outstanding options to purchase 390,000 shares of common stock under the 2002 Plan, all of which were non-qualified.

Limitation of Liability and Indemnification

        Our bylaws provide that, in the event a director, officer or employee is made a party or threatened to be made a party by reason of service as a director, officer or employee of the Company (or by reason of service as a director, officer, employee or agent of another entity at the request of the Company), then we shall indemnify that individual against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and, in the case of conduct in the person's official capacity, in a manner the person reasonably believed to be in the best interests of the Company or, in all other cases, in a manner that was at least not opposed to the Company's best interests. Notwithstanding the foregoing, no indemnification shall be made if the person is adjudged to be liable to the Company, or if the person is adjudged liable on the basis that the person derived an improper personal benefit. Under certain circumstances, we may pay expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding in advance to the final disposition of the matter. Furthermore, our Articles of Incorporation, as amended, provide for indemnification of our directors, officers, agents, fiduciaries and employees against any claim, liability or expense arising against or incurred by such person because the person is or was a director, officer, fiduciary, or employee of the Company (or because the person served as a director, officer, employee, partner, trustee or agent of another entity at the request of the Company) to the maximum extent permitted under Colorado law. Colorado law generally permits a corporation to provide indemnification if the individual: (i) acted in good faith; and (ii) reasonably believed that, in the case of conduct in an official capacity, such conduct was in the corporation's best interests and, in all other cases, that such conduct was at least not opposed to the corporation's best interests. In a criminal proceeding, the person must have had no reasonable cause to believe the person's conduct was unlawful.

        Insofar as we may permit indemnification for liabilities arising under the Securities Act to directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable.

PRINCIPAL STOCKHOLDERS

        Set forth below is information regarding the beneficial ownership of our common stock, as of March 31, 2005 and as adjusted to reflect the sale of 833,333 units in this offering, by (i) each person whom we know owned, beneficially, more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our Named Executive Officers, and (iv) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned. Shares of common stock to be received upon conversion of preferred stock, or subject to options or warrants currently exercisable or exercisable on or before May 30, 2005, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

Name of Beneficial Owner(1)	No. of Shares Beneficially Owned		Before This Offering	After This Offering
David C. Owen	449,900	(2)	27.3%	13.6%
Laura E. Owen	449,900	(2)	27.3%	13.6%
Charles A. Ross, Sr.	257,500	(3)	15.6%	7.8%
Roger L. Mason	67,500	(4)	4.1%	2.0%
L. Derrick Ashcroft	7,500	(5)	*	*
Noel Koch	7,500	(5)	*	*
All directors and officers as a group (seven)(6)	806,900		49.0%	24.3%

*
Less than 1%

(1)
The address of all persons named in this table is: c/o ICOP Digital, Inc., 11011 King Street, Suite 260, Overland Park, KS 66210.

(2)
Includes the following securities beneficially owned by Mr. Owen and Ms. Owen: 40,000 shares of common stock held by David & Laura Owen Trust under a trust dated 6/4/97; 60,400 shares of common stock held by Owen Enterprises, LLC; 25,000 shares of common stock held by Owen & Associates, Inc. Profit Sharing Plan; 5,000 shares of common stock held by DBM, LP (of which Mr. and Ms. Owen are general partners); 5,000 shares of common stock held by Emerson B. Wells, LP (of which Mr. and Ms. Owen are general partners); 25,000 shares of common stock held by MDN, LP (of which Mr. and Ms. Owen are general partners); 2,000 shares of common stock held by Ms. Owen; options held by Owen Enterprises, LLC to purchase 100,000 shares of common stock; options held by Mr. Owen to purchase 100,000 shares of common stock; and options held by Ms. Owen to purchase 87,500 shares of common stock.

(3)
Includes 150,000 shares owned by Mr. Ross's wife and options to purchase 7,500 shares of common stock.

(4)
Includes 60,000 shares of common stock and options to purchase 7,500 shares of common stock.

(5)
Includes options to purchase 7,500 shares of common stock.

(6)
Includes options to purchase 320,000 shares of common stock.

RELATED PARTY TRANSACTIONS

Transactions Involving Directors

        In November 2002, we borrowed $10,000 from a limited liability company managed and co-owned by David C. Owen, our CEO and a director. We repaid this amount in full in January 2004. We borrowed an additional $100,000 from a limited liability company managed and co-owned by Mr. Owen in January 2004. The related note payable accrues no interest and is due and payable on demand. We have repaid $40,000, leaving $60,000 in outstanding principal. In connection with consulting services, we granted options to the entity to purchase 100,000 shares of our common stock. These options may be exercised until December 31, 2012 and have an exercise price of $10.00 per share.

        In January 2004, we borrowed $100,000 from the wife of Charles A. Ross, Sr., our Chairman. The related note payable accrues no interest and is due and payable on demand. We have repaid $70,000, leaving $30,000 in outstanding principal. In October 2004, we borrowed $9,000 from Mr. Ross which was repaid in February 2005 without interest.

        In January 2004, we purchased furniture from a limited liability company managed and co-owned by Mr. Owen for $50,066 pursuant to a note that accrues no interest and is due and payable on demand. We have repaid $25,000, leaving $25,066 in outstanding principal.

        In April 2005, we borrowed $300,000 from Roger L. Mason, a director, $280,000 of which was used to pay Tietech Co., Ltd., our manufacturer, to accelerate production and delivery to us of our ICOP Model 20/20. The loan was made pursuant to an unsecured promissory note that accrues interest at 2% above the prevailing prime rate adjusted daily (7.75% as of April 7, 2005) and is payable on October 7, 2005. The $306,108 principal amount of the note includes a $6,108 loan fee equal to the fee charged Mr. Mason by the bank from which he borrowed the $300,000 that he in turned loaned us.

        The Board of Directors believed that each of these loans was made on terms at least as favorable to us as could be obtained from independent third-party lenders. We intend to repay these outstanding obligations from the proceeds of this offering.

Acquisition of ICOP Digital, Inc., a Nevada corporation

        In January 2004, we acquired ICOP Nevada, by merging it with and into a wholly owned subsidiary we formed to effect the merger ("ICOP Acquisition"). In connection with the merger, we issued approximately 1,454,000 shares of our common stock in exchange for the outstanding shares of ICOP Nevada.

        ICOP Nevada had been a privately owned company engaged primarily in the design, development and marketing of an in-car digital video recorder system for use in the law enforcement industry. At the time of the merger, Mr. Ross was our principal shareholder and served as our sole director and officer. He also was a director, officer and shareholder of ICOP Nevada. Mr. Owen held options to purchase shares of our common stock He also was a director, officer and shareholder of ICOP Nevada.

        Prior to the merger, we received additional capital investments sufficient to satisfy all of our outstanding debts at the time of the merger. As a result, all outstanding notes, totaling $158,000 and which had been personally guaranteed by Mr. Ross, were paid in full. ICOP Acquisition, as a newly formed entity, had no assets or liabilities. Therefore, following the merger, the only assets and liabilities we had were those of ICOP Nevada prior to the merger. While the merger was not an arms-length transaction, the boards of directors of both companies believed the transaction was fair in all material respects to their respective stockholders.

Future Transactions

        Future transactions with our officers, directors or greater than five percent stockholders will be on terms no less favorable to us than could be obtained from independent third parties, and all such transactions will be reviewed and subject to approval by our Audit Committee.

DESCRIPTION OF SECURITIES

        Our authorized capital stock consists of 50,000,000 shares of no par value common stock, and 5,000,000 shares of no par value preferred stock. As of March 31, 2005, we had 1,648,862 shares of common stock and 23,665 shares of preferred stock outstanding. After this offering, we will have 3,315,528 shares of common stock outstanding, or 3,565,528 shares if the over-allotment option is exercised in full. The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation, as amended, and our bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Units

        Each unit consists of two shares of common stock and two warrants, each to purchase one share of common stock. The public warrants will trade only as part of a unit for at least 30 days following the date of this prospectus, after which the representative of the underwriters determines that separate trading of the public warrants should occur earlier. At the closing of the offering, we will deliver only certificates representing the units to the representative of the underwriters through the facilities of the Depository Trust Company. Thereafter, investors may request physical delivery of unit certificates at any time before the public warrants begin trading separately from the common stock included in the units. An investor may also request delivery of separate physical certificates for the public warrants and the common stock comprising the units, but we will not be obligated to make delivery of the separate certificates until after the public warrants begin trading separately from the common stock. Until the public warrants begin trading separately, investors will be unable to make separate delivery of certificates for the public warrants and common stock comprising a unit and will be unable to settle trades in those securities.

Unit Warrants

        General.    The public warrants issued in this offering may be exercised after they become separately tradable until the expiration date, which is the fifth anniversary of the effective date of this offering. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $9.00 per share. This exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised.

        Redemption.    We will have the right to redeem the public warrants at a price of $0.25 per warrant, after providing 30 days prior written notice to the warrantholders, at any time after our accumulated gross revenue, as reviewed by our independent auditors, exceeds $15 million. We will send a written notice of redemption by first class mail to holders of the warrants at their last known addresses appearing on the registration records maintained by the transfer agent. No other form of notice or publication will be required. If we call the warrants for redemption, the holders of the warrants will then have to decide whether to sell warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption.

        Exercise.    The holders of the warrants may exercise them only if an appropriate registration statement is then in effect. To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the warrants.

        Adjustments in Certain Events.    We will make adjustments to the terms of the warrants if certain events occur. If we distribute to our stockholders additional shares of common stock through a dividend or distribution, or if we effect a stock split of our common stock, we will adjust the total number of shares of common stock purchasable on exercise of a warrant so that the holder of a warrant thereafter exercised will be entitled to receive the number of shares of common stock the holder would have owned or received after such event if the warrant holder had exercised the warrant before the event causing the adjustment. The aggregate exercise price of the warrant will remain the same in that circumstance, but the effective purchase price per share of common stock purchasable upon exercise of the warrant will be proportionately reduced because a greater number of common stock shares will then be purchasable upon exercise of the adjusted warrant. If, however, we effect a dividend, distribution or stock split that increases our outstanding common stock by 50% or more, we will instead proportionately increase the number of warrants outstanding rather than increasing the number of shares of common stock underlying each warrant. Each warrant will then continue to be exercisable for the same number of shares as before the event requiring the increase in the number of outstanding warrants, but the exercise price of each warrant will be correspondingly reduced.

        In the event of a capital reorganization or reclassification of our common stock, the warrants will be adjusted so that thereafter each warrant holder will be entitled to receive upon exercise the same number and kind of securities that such holder would have received if the warrant had been exercised before the capital reorganization or reclassification of our common stock.

        If we merge or consolidate with another corporation, or if we sell our assets as an entirety or substantially as an entirety to another corporation, we will make provisions so that warrant holders will be entitled to receive upon exercise of a warrant the kind and number of securities, cash or other property that would have been received as a result of the transaction by a person who was our stockholder immediately before the transaction and who owned the same number of shares of common stock for which the warrant was exercisable immediately before the transaction. No adjustment to the warrants will be made, however, if a merger or consolidation does not result in any reclassification or change in our outstanding common stock.

Series A Preferred Stock

        As of March 31, 2005, there were 5,000,000 shares of preferred stock authorized, of which 1,000,000 shares were designated as Series A Convertible Preferred Stock ("Series A Preferred Stock"). As of March 31, 2005, there were 23,665 shares of Series A Preferred Stock outstanding. Each share of Series A Preferred Stock shall be entitled to receive notice of all meetings of stockholders and to vote at such meetings along with the holders of common shares on an as-converted basis. As of March 31, 2005, each share of Series A Preferred Stock was entitled to eight votes. Additionally, holders of Series A Preferred Stock vote as a class to approve or disapprove any proposals that have a unique and direct impact on the rights and designations of the Series A Preferred Stock.

        Each share of Series A Preferred Stock may convert at any time into eight shares of fully paid non-assessable common stock. Each share of Series A Preferred Stock will automatically convert into eight shares of common stock upon a conclusion of a public offering or a private offering in which gross proceeds to the Company equal or exceed $10,000,000. The Company has no right to require a Series A Preferred stockholder to sell shares to the Company, nor do the Series A Preferred stockholders have the right to require the Company to repurchase the shares.

        Upon a liquidation event, which does not include a change of control or a merger of the Company, each share of Series A Preferred Stock is entitled to receive $60.00 per share in preference to the payment of any other holder of equity in the Company. Subsequent to the payment of the preference, the common stockholders shall be entitled to receive in liquidation the balance of all sums available for payment in the case of a liquidating event. The shares of Series A Preferred Stock have no registration rights or pre-emptive rights to acquire additional shares.

Preferred Stock

        Our Board of Directors is authorized by our Articles of Incorporation to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to Colorado law, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.

        The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Other Warrants

        Series A Preferred Warrants.    A total of 200,000 warrants have been issued to Series A Preferred stockholders, each of which allows the holder thereof to purchase one share of common stock for $18.00 per share, subject to certain adjustments. The warrant is exercisable at any time if, at the time of exercise, the holder is an "accredited investor" as defined under Regulation D of the Securities Act of 1933, but is not transferable without our prior written approval.

        Bridge Loans and Associated Warrants.    In March 2005, we completed a $2.2 million bridge loan from lenders ("Bridge Noteholders") to help us meet our working capital needs. The loans ("Bridge Loans") accrue interest at an annual rate of 8% and are due and payable on the earlier of July 31, 2005 or the completion of a public offering of equity securities with gross proceeds of approximately $10,000,000 ("Qualified Public Offering"). If a Qualified Public Offering is not completed by January 31, 2006, the Bridge Noteholders will have the right to convert the principal and unpaid interest into shares of our common stock at a price of $5.00 per share. The loans are secured by our assets, including our accounts, intellectual property and inventory.

        In connection with these bridge loans, we also issued warrants ("Bridge Warrants") to the Bridge Noteholders. Each Bridge Warrant may be exercised to purchase that number of shares of our common stock equal to the principal on the associated note, divided by the public offering price of a unit in this offering, multiplied by 1.5. Under those circumstances, the Bridge Warrant exercise price will be 50% of the public offering price of a unit in this offering.

        If a Qualified Public Offering is not completed by January 31, 2006, then each Bridge Warrant may instead be exercised for that number of shares of our common stock equal to 0.75 times the principal on the associated note, divided by the lesser of $5.00 or the average closing bid price for the 10 trading days ending on the trading day immediately preceding the delivery of an exercise notice to the company. In this case, the exercise price of each Bridge Warrant will be the lesser of $5.00 or the average closing bid price for the 10 trading days ending on the trading day immediately preceding the delivery of an exercise notice to the company.

        The Bridge Warrants expire on January 31, 2010; however, the Bridge Warrants will not be exercisable until the earlier of 90 days after the closing of the Qualified Public Offering or six months after the filing of the registration statement.

        Consultant's Warrants.    In March 2005, we issued warrants to a consultant to purchase up to 5,000 shares of common stock for $10.00 per share, subject to some adjustments. These warrants are immediately exercisable and expire in September 2006.

2002 Stock Option Plan

        The 2002 Plan currently authorizes the grant of up to 514,192 shares of common stock (subject to adjustment for stock splits and similar capital changes) in connection with restricted stock awards, incentive stock option grants and non-qualified stock option grants. Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our plans. As of March 31, 2005, there were outstanding options to purchase 390,000 shares under our 2002 Plan.

Registration Rights

        As of March 31, 2005, approximately 31,500 shares of our outstanding common stock are covered by registration rights. We intend to register these shares soon after completion of this offering. Also, we have agreed to register 275,000 shares of our common stock issuable upon exercise of outstanding Bridge Warrants within 180 days of this offering.

Authorized but Unissued Shares

        The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could hinder or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        The Colorado Business Corporation Act provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's articles of incorporation or bylaws, unless the corporation's articles of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may also be amended unilaterally by the Board of Directors except where such an amendment would amend a bylaw previously approved by the stockholders.

Anti-Takeover Effects of Certain Provisions of Colorado Law and Our Articles of Incorporation and Bylaws

        Our Articles of Incorporation and bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.

        Removal of Directors.    Our bylaws provide that our directors may only be removed by the affirmative vote of the shares entitled to vote at an election of directors; provided, however, that if less than the entire board of directors is to be removed, no one director may be removed if the vote cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors. Although our bylaws do not give the Board the power to approve or disapprove stockholder nominations for the election of directors or of any other business stockholders desire to conduct at an annual or any other meeting, the bylaws may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control, even if the conduct of that solicitation or attempt might be beneficial to our stockholders.

        Staggered Board.    Staggered terms tend to protect against sudden changes in management and may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders, such as removing directors from our Board as provided under Colorado law.

        No Stockholder Action by Written Consent; Special Meetings.    Colorado law provides that no stockholder action can be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting unless such written action is signed by all of our stockholders. Our bylaws provide that special meetings of stockholders can be called by the president, by the board of directors, or by the president upon the request of holders of 10% or more of the outstanding shares entitled to vote at the meeting.

        Amendment of Certain Provisions of the Articles of Incorporation and Bylaws.    Under the Colorado Business Corporation Act, the stockholders have the right to adopt, amend or repeal our bylaws. The vote of a majority of the voting power of the then outstanding shares of voting stock is required to amend all provisions of our Articles of Incorporation. Our bylaws provide that our Board shall have the power to make, amend and repeal our bylaws, unless the stockholders expressly provide otherwise. Our stockholders have the power to make, amend or repeal our bylaws at any annual or special meeting called for that purpose.

Transfer Agent, Warrant Agent and Registrar

        Our transfer agent and registrar for our common stock and warrant agent for the public warrants is ComputerShare Investor Services, 350 Indiana Street, Suite 800, Golden, Colorado 80401.

SHARES ELIGIBLE FOR FUTURE SALE

This Offering

        Upon completion of the offering, we expect to have 3,315,528 shares of common stock outstanding. This number assumes no conversion of outstanding shares of preferred stock, and no exercise of the underwriters' over-allotment option, the public warrants, the representative's warrants or any other outstanding options and warrants. We expect to have 3,565,528 shares of common stock outstanding if the underwriters' over-allotment is exercised in full. Of these shares, the 1,666,666 shares of common stock issued as part of the units sold in this offering (1,916,666 shares if the underwriters' over-allotment is exercised in full) will be freely tradable without restrictions or further registration under the Securities Act of 1933, except that any shares purchased by our "affiliates," as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act. The 1,666,666 shares of common stock underlying the public warrants issued as part of the units sold in this offering (1,916,666 shares of common stock if the underwriters' over-allotment is exercised in full) will also be freely tradable after exercise of the public warrants, except for shares held by our affiliates.

Outstanding Restricted Stock

        Of the remaining 1,648,862 outstanding shares of common stock, 1,460,073 shares will be restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. The holders of these shares have agreed not to sell or otherwise dispose of any of their shares of common stock for a period of one year after completion of this offering, without the prior written consent of Paulson Investment Company, Inc., the representative of the underwriters, subject to certain limited exceptions. After the expiration of the lock-up period, or earlier with the prior written consent of Paulson Investment Company, Inc., all of the outstanding restricted shares subject to the lock-up that are not also subject to escrow arrangements imposed by state securities regulators may be sold in the public market pursuant to Rule 144.

        In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

Options and Warrants

Stock Options

        As of March 31, 2005, under our 2002 Plan we had granted and had outstanding a total of options to purchase 390,000 shares of common stock under our 2002 Plan, and a total of 514,192 shares of common stock were issued or reserved for issuance.

        We have registered 500,000 of those shares on a Form S-8 registration statement, and we intend to file a registration statement under the Securities Act to register the remaining 14,192 shares of common stock reserved for issuance. Shares exercisable pursuant to vested options that are registered under these registration statements will, subject to the lock-up agreements and market standoff provisions described above and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market.

  Series A Preferred Warrants

        Immediately prior to the closing of this offering, we will have an aggregate of 200,000 Series A Preferred Warrants outstanding. None of these warrants carries registration rights, and accordingly, if any warrants are exercised, the holders will be required to hold the underlying shares for at least one year, unless they are subsequently registered.

  Bridge Warrants

        In connection with the Bridge Loans earlier this year, we issued Bridge Warrants. Each Bridge Warrant may be exercised to purchase that number of shares of our common stock equal to the principal on the associated note, divided by the unit public offering price, multiplied by 1.5. Under those circumstances, the Bridge Warrant exercise price will be 50% of the unit public offering price.

Assuming a unit public offering price of $12.00, holders of the Bridge Warrants would be entitled to purchase 275,000 shares of our common stock at $6.00 per share. Under Rule 144, if any Bridge Warrants are exercised, the holders will be required to hold the underlying shares for at least one year, unless they are subsequently registered. We have agreed to register the shares underlying the Bridge Warrants within 180 days of this offering.

        Consultant's Warrants    In March 2005, we issued warrants to a consultant to purchase up to 5,000 shares of common stock for $10.00 per share, subject to some adjustments. These warrants are immediately exercisable and expire in September 2006. These warrants do not carry registration rights, and accordingly, if any warrants are exercised, the holders will be required to hold the underlying shares for at least one year, unless they are subsequently registered.

Representative's Warrants

        In connection with this offering, we have agreed to issue to the representative of the underwriters warrants to purchase 83,333 units. The representative's warrants will be exercisable for units at any time beginning 180 days after the effective date of this offering until the fifth anniversary of the effective date. However, neither the representative's warrants nor the underlying securities may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except to any member participating in the offering and the officers or partners thereof, and only if all securities so transferred remain subject to the 180-day lock-up restriction for the remainder of the lock-up period. We will cause the registration statement of which this prospectus is a part to remain effective until the earlier of the time that all of the representative's warrants have been exercised and the date which is five years after the effective date of the offering or will file a new registration statement covering the exercise and resale of those securities. The common stock and public warrants issued to the representative upon exercise of these representative's warrants will be freely tradeable.

UNDERWRITING

        Paulson Investment Company, Inc. is acting as the representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the units being offered. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of units set forth opposite the name of each underwriter.

Underwriters	Number of Units
Paulson Investment Company, Inc.

Total	833,333

        The underwriting agreement provides that the underwriters are obligated to purchase all of the units offered by this prospectus, other than those covered by the over-allotment option, if any units are purchased. The underwriting agreement also provides that the obligations of the several underwriters to pay for and accept delivery of the units is subject to the approval of certain legal matters by counsel and certain other conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been instituted or threatened by the SEC.

        The representative has advised us that the underwriters propose to offer our units to the public initially at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $            per unit. The underwriters and selected dealers may reallow a concession to other dealers, including the underwriters, of not more than $            per unit. After completion of the public offering of the units, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

        The underwriters have informed us that they do not expect to confirm sales of our units offered by this prospectus on a discretionary basis.

Over-allotment Option

        Pursuant to the underwriting agreement, we have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 125,000 units on the same terms as the other units being purchased by the underwriters from us. The underwriters may exercise the option solely to cover over-allotments, if any, in the sale of the units that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount and proceeds to us before offering expenses will be $            , $            and $            , respectively.

Stabilization

        The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

  •
  stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress;

  •
  short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our units than it purchases from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above or may engage in syndicate covering transaction; there is no contractual limit on the size of any syndicate covering transaction; the underwriters will deliver a prospectus in connection with any such short sales; purchasers of units sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement;

  •
  syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters; and

  •
  a penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter was later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

        If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq SmallCap Market or otherwise.

Indemnification

        The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Underwriters' Compensation

        We have agreed to sell the units to the underwriters at the initial offering price of $          per unit, which represents the initial public offering price of the units set forth on the cover page of this prospectus less the 9% underwriting discount. The underwriting agreement also provides that Paulson Investment Company, Inc. will be paid a nonaccountable expense allowance equal to 3% of the gross proceeds from the sale of the units offered by this prospectus, excluding any units purchased on exercise of the over-allotment option.

        On completion of this offering, we will issue to the representative of the underwriters warrants to purchase up to 83,333 units, for a price of per unit equal to 120% of the initial offering price of the units. The representative's warrants will be exercisable for units at any time beginning 180 days after the effective date of this offering, and will expire on the fifth anniversary of the effective date. However, neither the representative's warrants nor the underlying securities may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering, except to any member participating in the offering and the officers or partners thereof, and only if all securities so transferred remain subject to the 180-day lock-up restriction for the remainder of the lock-up period.

        The holder of these warrants will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized on the sale of the units issuable upon exercise of these warrants may be deemed to be additional underwriting compensation. The securities underlying these warrants are being registered pursuant to the registration statement of which this prospectus is a part. During the term of these warrants, the holder thereof is given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time at which these warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

        The following table summarizes the underwriting discount and non-accountable expense allowance we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

Total
	Per Unit	Without Over-Allotment	With Over-Allotment
Underwriting discount
Non-accountable expense allowance

Lock-Up Agreements

        Our officers, directors and certain shareholders have agreed that for a period of one year from the date this registration statement becomes effective they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, other than through existing Rule 10b5-1 trading plans, intra-family transfers or transfers to trusts for estate planning purposes, without the consent of Paulson Investment Company, Inc., as the representative of the underwriters, which consent will not be unreasonably withheld. Paulson Investment Company, Inc. may consent to an early release from the one year lock-up period if in its opinion the market for the common stock would not be adversely impacted by sales and in cases of an officer, director or other stockholder's financial emergency. We are unaware of any officer, director or current stockholder who intends to ask for consent to dispose of any of our equity securities during the lock-up period.

Determination of Offering Price

        The public offering price of the units offered by this prospectus and the exercise price of the public warrants were determined by negotiation between us and the underwriters. Among the factors considered in determining the public offering price of the units and the exercise price of the warrants were:

  •
  the market price of the common stock;

  •
  our history and our prospects;

  •
  the industry in which we operate;

  •
  the status and development prospects for our proposed products and services;

  •
  our past and present operating results;

  •
  the previous experience of our executive officers; and

  •
  the general condition of the securities markets at the time of this offering.

        The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the units, or the common stock and warrants contained in the units, can be resold at or above the initial public offering price.

LEGAL MATTERS

        Holland & Knight LLP will pass upon the validity of the common stock offered by this prospectus on our behalf. Certain legal matters will be passed upon for the underwriters by Wickersham & Murphy, P.C.

EXPERTS

        Our financial statements for the year ended December 31, 2004, in this prospectus have been audited by Cordovano & Honeck LLP, independent certified public accountants, to the extent and for the periods set forth in their report, and are set forth in this prospectus in reliance upon such report given upon the authority of them as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        In connection with the units offered by this prospectus, we have filed a registration statement on Form SB-2 under the Securities Act with the SEC. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our units, shares and warrants, and us you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to. You may inspect a copy of the registration statement and the accompanying exhibits and schedules without charge at the Securities and Exchange Commission's public reference facilities, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, 16th Floor, New York, NY 10279, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

        We are registered under the Securities and Exchange Act of 1934, and we file with the SEC annual reports on Form 10-KSB and quarterly reports on Form 10-QSB.

        We intend to furnish our shareholders with annual reports containing financial statements audited by our independent public accountants.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet at December 31, 2004	F-3
Statements of Operations for the years ended December 31, 2004 and 2003 and for the period from May 24, 2002 (inception) through December 31, 2004	F-4
Statements of Other Comprehensive Loss for the years ended December 31, 2004 and 2003 and for the period from May 24, 2002 (inception) through December 31, 2004	F-5
Statement of Changes in Shareholders' Deficit for the period from May 24, 2002 (inception) through December 31, 2004	F-6
Statements of Cash Flows for the years ended December 31, 2004 and 2003 and for the period from May 24, 2002 (inception) through December 31, 2004	F-7
Notes to Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors
ICOP Digital, Inc. (formerly Vista Exploration Corporation):

        We have audited the accompanying balance sheet of ICOP Digital, Inc. (formerly Vista Exploration Corporation) (a development stage company) as of December 31, 2004, and the related statements of operations, comprehensive income, changes in shareholders' deficit, and cash flows for the years ended December 31, 2004 and 2003 and for the period from May 24, 2002 (inception) through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards of the Public Companies Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICOP Digital, Inc. (formerly Vista Exploration Corporation) as of December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 and the period from May 24, 2002 (inception) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses since inception raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cordovano and Honeck LLP
Denver, Colorado
March 11, 2005

ICOP DIGITAL, INC.
(formerly Vista Exploration Corporation)
(a development stage company)
BALANCE SHEET
DECEMBER 31, 2004

Assets
Current assets:
Cash	$4,242
Accounts receivable, net	44,525
Prepaid expenses	33,223

Total current assets	81,990
Property and equipment, less accumulated depreciation of $38,180 (Note 1)	119,298
Other assets:
Deferred patent costs	61,480
Other	250

$263,018

Liabilities and Shareholders' Deficit
Current liabilities:
Accounts payable	$2,051,300
Accrued liabilities	380,426
Unearned revenue	109,102
Notes and loans payable—Related party (Note 2)	139,066
Notes payable (Note 5)	200,000
Current maturities of long-term debt (Note 5)	7,853
Accrued interest payable (Note 5)	9,759

Total current liabilities	2,897,506
Long-term debt, net of current maturities (Note 5)	35,011

Total liabilities	2,932,517

Shareholders' deficit (Note 7):
Preferred stock, no par value; 5,000,000 shares authorized, 250,000 shares issued and outstanding	1,099,998
Common stock, no par value; 50,000,000 shares authorized, 16,382,000 shares issued and outstanding	3,221,268
Accumulated other comprehensive loss, net of tax	(117,595)
Retained deficit	(6,873,170)

Total shareholders' deficit	(2,669,499)

$263,018

See accompanying notes to financial statements

ICOP DIGITAL, INC.
(formerly Vista Exploration Corporation)
(a development stage company)
STATEMENTS OF OPERATIONS

			May 24, 2002 (Inception) Through December 31, 2004
	Years Ended December 31,
	2004	2003
Sales, net of returns	$50,657	$—	$50,657
Cost of sales	31,755	—	31,755

Gross profit	18,902	—	18,902

Operating expenses:
Selling, general and administrative	1,533,564	1,055,264	2,947,258
Research and development	936,111	2,828,113	3,942,228
Loss from the disposition of subsidiary (Note 3)	—	450,000	450,000

Total operating expenses	2,469,675	4,333,377	7,339,486

Loss from operations	(2,450,773)	(4,333,377)	(7,320,584)
Other income (expense):
Realized loss on foreign currency translation	—	(4,221)	(4,221)
Unusual item:
Gain on restructure of trade debt (Note 9)	471,707	—	471,707
Interest expense	(13,447)	(5,444)	(20,072)

Loss before income taxes	(1,992,513)	(4,343,042)	(6,873,170)
Income tax provision (Note 6)	—	—	—

Net loss	$(1,992,513)	$(4,343,042)	$(6,873,170)

Basic and diluted loss per share	$(0.12)	$(0.32)

Basic and diluted weighted average common shares outstanding	16,084,452	13,435,832

See accompanying notes to financial statements

ICOP DIGITAL, INC.
(formerly Vista Exploration Corporation)
(a development stage company)
STATEMENT OF OTHER COMPREHENSIVE LOSS

			May 24, 2002 (Inception) Through December 31, 2004
	Years Ended December 31,
	2004	2003
Net loss	$(1,992,513)	$(4,343,042)	$(6,873,170)
Other comprehensive loss, net of tax:
Foreign currency translation	(42,014)	(75,581)	(117,595)

Comprehensive loss	$(2,034,527)	$(4,418,623)	$(6,990,765)

See accompanying notes to financial statements

ICOP DIGITAL, INC.
(formerly Vista Exploration Corporation)
(a development stage company)
STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT

	Preferred Stock			Common Stock			Accumulated Other Comprehensive Loss
								Retained Deficit
	Shares	Amount		Shares	Amount				Total
Balance at May 24, 2002 (inception)	—	$—		—	$—		$—	$—	$—
June to August 2002, shares sold in private placement offering ($.01/share) (Note 7)	—	—	*	10,620,000	106,200	*	—	—	106,200
September 2002, shares sold in private placement offering ($.10/share) (Note 7)	—	—	*	1,000,000	100,000	*	—	—	100,000
October to November 2002, shares sold in private placement offering ($1.00/share) (Note 7)	—	—	*	150,000	150,000	*	—	—	150,000
December 2002, shares issued in exchange for public relations services ($1.00/share) (Note 7)	—	—	*	100,000	100,000	*	—	—	100,000
Net loss for the period ended December 31, 2002	—	—		—	—		—	(537,615)	(537,615)

Balance at December 31, 2002	—	—		11,870,000	456,200		—	(537,615)	(81,415)
January to June 2003, shares sold in private placement offering ($1.00/share) (Note 7)	—	—	*	1,946,000	1,923,500	*	—	—	1,923,500
February 2003, shares issued in exchange for equipment installation services ($1.00/share) (Note 7)	—	—	*	11,000	11,000	*	—	—	11,000
February 2003, shares issued in exchange for design services ($1.00/share) (Note 7)	—	—	*	50,000	50,000	*	—	—	50,000
February 2003, shares issued to acquire McCoy's Lawline ($1.00/share) (Note 1)	—	—	*	700,000	700,000	*	—	—	700,000
Stock options issued in exchange for services provided (Note 7)	—	—		—	90,000		—	—	90,000
Unrealized effect of the change in foreign currency exchange rates	—	—		—	—		(75,581)	—	(75,581)
Net loss for the year ended December 31, 2003	—	—		—	—		—	(4,343,042)	(4,343,042)

Balance at December 30, 2003, before merger	—	—		14,577,000	3,230,700		(75,581)	(4,880,657)	(1,725,538)
December 31, 2003, shares issued in conjunction with merger with ICOP Digital, Inc.	—	—		1,790,000	(9,432)		—	—	(9,432)

Balance at December 31, 2003	—	—		16,367,000	3,221,268		(75,581)	(4,880,657)	(1,734,970)
January to December 2004, shares sold in private placement offering ($1.00/share) (Note 7)	—	—		415,000	395,000	*	—	—	395,000
February 2003, preferred shares sold in private placement offering ($6.00/share) (Note 7)	250,000	1,099,998		—	—	*	—	—	1,099,998
January and July 2004, stock issued in exercise of stock options ($1.00/share) (Note 7)	—	—		100,000	100,000	*	—	—	100,000
March 2004, shares returned to divest McCoy's Lawline ($1.00/share) (Note 1)	—	—		(700,000)	(700,000	)*	—	—	(700,000)
December 2004, stock issued in exchange for engineering agreement (Note 7)	—	—		200,000	200,000		—	—	200,000
Stock options issued in exchange for services provided (Note 7)	—	—		—	5,000		—	—	5,000
Unrealized effect of the change in foreign currency exchange rates	—	—		—	—		(42,014)	—	(42,014)
Net loss for the year ended December 31, 2004	—	—		—	—		—	(1,992,513)	(1,992,513)

Balance at December 31, 2004	250,000	$1,099,998		16,382,000	$3,221,268		$(117,595)	$(6,873,170)	$(2,669,499)

*    Restated, see Note 1

See accompanying notes to financial statements

ICOP DIGITAL, INC.
STATEMENTS OF CASH FLOWS

			May 24, 2002 (Inception) Through December 31, 2004
	Years Ended December 31,
	2004	2003
Cash flows from operating activities:
Net loss	$(1,992,513)	$(4,343,042)	$(6,873,170)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	28,320	17,556	51,228
Book value of equipment retired	1,734	27,102	28,837
Stock-based compensation (Notes 1 and 7)	200,000	50,000	350,000
Stock options issued	5,000	90,000	95,000
Loss on unconsolidated subsidiary	—	450,000	450,000
Gain on restructured trade debt	(471,707)	—	(471,707)
Changes in operating liabilities:
(Increase) in accounts receivable and prepaid expenses	(72,348)	226	(77,748)
Increase in accounts payable and accrued liabilities	1,076,048	1,756,649	2,904,699

Net cash used in operating activities	(1,225,466)	(1,951,509)	(3,542,861)

Cash flows from investing activities:
Purchases of property and equipment	(26,678)	(20,626)	(91,648)
Deferred patent costs	(61,730)	—	(61,730)
Investment in Subsidiary	(450,000)	—	(450,000)
Liabilities assumed in recapitalization	—	9,432	9,432
Deposits	3,000	—	—

Net cash used in investing activities	(535,408)	(11,194)	(593,946)

Cash flows from financing activities:
Proceeds from issuance of notes payable	454,000	374,418	906,231
Principal payments on notes payable	(402,662)	(214,717)	(617,380)
Proceeds from the sale of preferred stock	1,099,998	—	1,099,998
Proceeds from the sale of common stock	495,000	1,923,500	2,774,700
Payment of offering costs	—	(22,500)	(22,500)

Net cash provided by financing activities	1,646,336	2,060,701	4,141,049

Net change in cash	(114,538)	97,998	4,242
Cash, beginning of period	118,780	20,782	—

Cash, end of period	$4,242	$118,780	$4,242

Supplemental disclosure of cash flow information:
Income taxes	$—	$—	$—

Interest	$6,439	$6,627	$13,066

Non-cash investing and financing transactions:
Subsidiary acquired (disposed) with stock	$—	$700,000	$700,000

Subsidiary divested for stock	$(700,000)	$—	$(700,000)

Foreign currency translation	$42,014	$75,581	$117,595

Equipment acquired with notes payable	$96,714	$—	$96,714

Equipment acquired with stock	$—	$11,000	$11,000

See accompanying notes to financial statements

ICOP DIGITAL, INC.
(Formerly Vista Exploration Corporation)
(a development stage company)
NOTES TO FINANCIAL STATEMENTS

Note 1: Nature of Operations, Merger, and Summary of Significant Accounting Policies

Operations and Merger

        ICOP Digital, Inc. (formerly Vista Exploration Corporation) (the "Company"), was incorporated in May 2002 in Nevada. Effective December 31, 2003, it merged into a Colorado corporation. It is a development stage enterprise engaged in the design, development and marketing of an in-car video system for use in the law enforcement industry. A small number of in-car video units have been sold. The Company's offices are located in Overland Park, Kansas.

        Certain changes have been made to the prior year's financial statements in order to conform to the current year's presentation.

        In February 2003, the Company purchased all of the issued and outstanding common stock of McCoy's Law Line, Inc. ("McCoy's"). The primary reason for the purchase was to permit ICOP to sell and distribute law enforcement-related products in addition to its in-car digital video recorder system. The purchase price consisted of 700,000 shares of ICOP common stock valued at $1.00 per share by the Company's Board of Directors based on contemporaneous stock sales to unrelated third parties. In March 2004, the Company sold its entire investment in this subsidiary back to the original owners in exchange for the 700,000 shares of ICOP common stock that the Company had paid for the original purchase. A loss of $450,000 was recorded from this investment in 2003. No gain or loss was recorded in 2004 from this investment or disposition of this investment.

        Effective December 31, 2003, ICOP Digital, Inc., a Nevada corporation, (ICOP-Nevada) exchanged 100 percent of its outstanding shares of common stock for 14,577,000 shares of the common stock of Vista Exploration Corporation, a Colorado corporation ("Vista"). On January 13, 2004, the two companies completed the merger. For clarity of disclosure, the accompanying financial statements have been prepared as if the transaction was completed December 31, 2003. The acquisition has been treated as a recapitalization of ICOP-Nevada, with Vista the legal surviving entity. Since Vista had, prior to the recapitalization of ICOP-Nevada, no assets and net liabilities (consisting principally of accounts payable) and no operations, the recapitalization has been accounted for as the sale of 1,790,000 shares of ICOP-Nevada common stock for the net liabilities of Vista. The historical financial statements presented herein are those of ICOP-Nevada. Costs of the transaction have been charged to the period. In November 2004, shareholders approved the change of the Colorado corporation name from Vista Exploration Corporation (Vista) to ICOP Digital, Inc. (ICOP).

Basis of Presentation

        The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has suffered significant losses since inception. This factor, among others, may indicate that the Company will be unable to continue as a going concern.

        The financial statements do not include any adjustments relating to the recoverability and classification of assets and/or liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to meet its obligations on a timely basis, and, ultimately to attain profitability.

        Management has financed the Company through the sale of common and preferred stock, the issuance of debt and the exercise of outstanding stock options. The Company's long-term continued operations will depend on management's ability to raise additional funds through equity and debt financing for research and development and to support the manufacture and import of their new products as they come to market although there is no assurance that such financing can be obtained at favorable rates, or at all. In the longer term, the Company plans to expand its acquired operations, commence sale of its new products and become profitable. However, there also is no assurance that the Company's new products will gain market acceptance or that the Company will attain profitability.

        The Company is planning a registered offering of its common stock in 2005. Through March 11, 2005, the Company has raised $2.2 million in related bridge financing. (See Note 10). Management estimates that this bridge financing will be sufficient to fund operation at least until June 2005 based on the expected level of expenditures in relation to research and development activities and other ongoing operations of the Company. However, the Company will be dependent upon the success of the planned registered common stock offering to continue operations through the end of the year, and beyond.

Use of Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. There were no cash equivalents at December 31, 2004.

Investment in Unconsolidated Subsidiary

        Such investments are accounted for using the equity method of accounting if the investment in a majority-owned company is considered temporary. The Company reflects its investment in equity-method investees on the balance sheet as "Investment in unconsolidated subsidiary" and its share of the investees' earnings or losses as "Equity in losses of equity-method investee, net" on the statements of operations. ICOP disposed of it unconsolidated subsidiary effective December 31, 2004 and has no unconsolidated subsidiaries at December 31, 2004.

Property and Equipment

        Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Property and equipment under capital leases are stated at the present value of minimum lease payments and are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. The recoverability of property and equipment is evaluated whenever indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. No impairment charges have been recorded for the years ended December 31, 2004 and 2003 and the period from May 24, 2002 (inception) through December 31, 2004.

Impairment of Long-lived Assets

        The Company reviews long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. They assess these assets for impairment based on estimated undiscounted future cash flows from these assets. If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the asset's carrying value over the fair value. The Company did not recognize any impairment loss for long-lived assets for the years ended December 31, 2004 and 2003 and the period from May 24, 2002 (inception) through December 31, 2004.

Recognition of Revenue and Costs of Services

        Revenues consist of the sales of electronic parts and labor. Billings are rendered as the goods are shipped and recognized at the time of shipment. Direct costs of services include compensation, related payroll taxes, benefits and workers' compensation insurance, and outsourcing costs. Costs of services are recognized at the time of shipment.

        Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent," establishes criteria for recognizing revenues on a gross or net basis. The Company is the primary obligor in its transactions, has responsibility for fulfillment, including the acceptability of services ordered and purchased by customers. In addition, the Company has all credit risk, retains substantially all risk and rewards of the products sold. Accordingly, the Company records all transactions at the gross revenue amount billed, consistent with the provisions of EITF 99-19.

Research and Development

        Research and development costs are charged to the expense, as incurred.

Deferred patent application cost

        Legal expenses incurred in preparation of patent application have been deferred and will be amortized over the useful life of granted patents. Costs incurred in preparation of applications that are not granted will be charged to expense at that time.

Income Taxes

        The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Statement No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Foreign Currency

        The Company outsourced certain research and development to a Japanese firm. Services and products were billed to the Company in the local currency. Liabilities in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Costs and expenses are translated into United States dollars at average exchange rates for the period. Gains and losses resulting from translation are accumulated as a component of other comprehensive income (loss). Realized gains and losses from foreign currency transactions are recognized as other income.

Comprehensive Loss

        Comprehensive loss includes all changes in equity (net assets) during a period from non-owner sources. The change in accumulated other comprehensive income for all periods presented resulted from foreign currency translation losses.

Stock-based Compensation

        The Company accounts for stock-based compensation arrangements in accordance with Statement of financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principle Board ("APB") Opinion No. 25 and provide pro forma net earnings (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. For options granted prior to the merger with ICOP, the fair value of option grants was determined using the Black-Scholes option-pricing model with a zero volatility assumption. For options granted subsequent to the merger, the fair value of option grants was determined using the Black-Scholes option-pricing model with volatility assumptions based on actual or expected fluctuations in the price of our common stock.

        Generally accepted accounting principles require companies who choose to account for stock option grants using the intrinsic value method to also determine the fair value of option grants using an option-pricing model, such as the Black-Scholes model, and to disclose the impact of fair value accounting in a note to the financial statements. In December 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of FASB Statement No. 123." The Company did not elect to voluntarily change to the fair value based method of accounting for stock based employee compensation and record such amounts as charges to operating expense.

        The Company accounts for stock-based arrangements issued to non-employees using the fair value based method, which calculates compensation expense based on the fair value of the stock option granted using the Black-Scholes option pricing model at the date of grant, or over the period of performance, as appropriate.

Risk-free interest rate	1.98%
Dividend yield	0.00%
Volatility factor	10.00%
Weighted-average expected life	4 years

Loss per Common Share

        The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share uses the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and has incurred operating losses, therefore, there is no variance between the basic and diluted loss per share.

Concentrations

        During the year ended and as of December 31, 2003, one supplier accounted for 84% of the Company's research and development costs. The Company did not incur significant additional expense with this supplier during the year ended December 31, 2004, but anticipates that approximately 55% of inventory will be purchased from this supplier in the coming year.

Fair Value of Financial Instruments

        The Company has determined, based on available market information and appropriate valuation methodologies, the fair values of its financial instruments approximate carrying values. The carrying amounts of cash, receivables, payables, and other current liabilities at December 31, 2004 approximate fair value due to the short-term maturity of the instruments. At December 31, 2004, based on rates for similar types of debt, the fair value of notes payable, related party was not materially different from its carrying amount.

Note 2: Related Party Transactions

        Notes and loans payable to related parties consisted of unsecured advances made to the Company under promissory note agreements for working capital purposes and accrued interest at from 8 to 10 percent thereon. The notes payable and related interest are due on demand. During the year ended December 31, 2003, shareholders and affiliates advanced $304,000 to the Company and during that period the Company repaid $104,000. $200,000 was owed to one shareholder as of December 31, 2003. The Company recorded interest expense of $13,447, $5,444 and $20,072 on the notes for the years ended December 31, 2004 and 2003 and the period from May 24, 2002 (inception) through December 31, 2004, respectively. Accrued interest payable to a related party was $816, and $2,762 as of December 31, 2004 and 2003, respectively. During the year ended December 31, 2004, the $200,000 shareholder note was repaid including accrued interest and other shareholders advanced $295,066 to the Company under primarily non-interest bearing demand notes against which the Company repaid $165,000. In addition, another shareholder loaned the company $9,000 which remained outstanding at December 31, 2004.

        Notes and loans payable to related parties at December 31, 2004, consisted of the following:

Note to D&L Owen Trust, payable on demand, non-interest bearing	$60,000
Note to Owen Enterprises, payable on demand, with interest at 10 percent	5,000
Note to Owen & Assoc., payable on demand, non-interest bearing	25,066
Note to Gunilla Ross, payable on demand, non-interest bearing	40,000
Loan from Charles Ross, payable on demand, non-interest bearing	9,000

Total notes and loans payable to related parties	$139,066

        The Company purchased furnishings and equipment totaling $50,066 from an affiliate during the year ended December 31, 2004. The Company purchased equipment totaling $5,250 from a shareholder during the year ended December 31, 2003. The prices paid were the predecessor's depreciated cost, which the board of directors determined to represent the fair value of the property.

        The Company paid automobile lease payments of $720 per month on behalf of the Chairman of the Board. Total payments related to the lease were $6,100 in 2003 and $4,320 in 2004 before the payments were discontinued.

        The Company paid consulting fees totaling $16,000 to a shareholder during the year ended December 31, 2003.

        During 2003, certain shareholders advanced to the Company $70,418 for working capital. The Company repaid $36,541 to those shareholders during the same period. The advances were interest free and payable as cash became available. The Company owed the shareholders $33,877 as of December 31, 2003 which was repaid in 2004.

Note 3: Investment in Unconsolidated Subsidiary

        Summarized financial information for the Company's investment in its unconsolidated subsidiary, McCoy's Law line, Inc. is as follows as of December 31, 2003:

Financial position information:
Current assets	$753,932
Noncurrent assets	$16,296
Current liabilities	$1,555,050
Net worth	$(784,822)
Operating statement information:
Revenues	$4,541,883
Operating loss	$(760,505)
Net loss	$(806,938)

        The Company's share of McCoy's Law Line, Inc. net loss for 2003 was $450,000.

        In March 2004, the Company transferred $450,000 to McCoy's Law Line, Inc to repay bank debt incurred during the preceding year. The Company also sold its entire investment in this subsidiary to McCoy's original owners in exchange for the 700,000 shares of ICOP common stock that the Company had paid for the original purchase. No gain or loss was recorded in 2004 from this investment or disposition of this investment.

Note 4: Property and Equipment

        Property and equipment consisted of the following as of December 31, 2004:

Equipment	$120,936
Furniture	33,118
Leasehold improvements	3,424

157,478
Less: accumulated depreciation	(38,180)

$119,298

        Depreciation expense was $28,320, $17,556 and $51,228 for the years ended December 31, 2004 and 2003 and the period from May 24, 2002 (inception) through December 31, 2004, respectively.

Note 5: Notes Payable

        Notes payable at December 31, 2004 and December 31, 2003 consisted of the following:

Six percent note payable to Ford Motor Credit, monthly payments of $429, collateralized by vehicle, matures April 2009	$19,837
Seven percent note payable to Ford Motor Credit, monthly payments of $482, collateralized by vehicle, matures November 2009	23,027

42,864
Less: current maturities	7,853

Long-term debt	$35,011

        In July 2004, the Company obtained a six-month unsecured note payable in the amount of $200,000, bearing interest at the rate of 10% per annum. This note was repaid in 2005 by payment of accrued interest and inclusion of principal in the bridge loan described in Note 10.

Note 6: Income Taxes

        A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:

	Years Ended December 31,		May 24, 2002 (Inception) Through December 31, 2004
	2004	2003
U.S. statutory federal rate	34%	34%	34%
State income tax rate, net of federal benefits	3%	3%	3%
Net operating loss (NOL) for which no tax benefit is currently available	(37)%	(37)%	(37)%

	0%	0%	0%

        At December 31, 2004, deferred taxes consisted of a net tax asset of $2,543,000 due to operating loss carryforwards of $6,873,000, which was fully allowed for, in the valuation allowance of $2,543,000. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the year ended December 31, 2004 was $737,000. Net operating loss carryforwards will expire through 2024.

        At December 31, 2003, deferred taxes consisted of a net tax asset of $1,806,000 due to operating loss carryforwards of $4,881,000, which was fully allowed for, in the valuation allowance of $1,806,000. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the year ended December 31, 2003 was $1,607,000.

        The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

        Should the Company undergo an ownership change, as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of those losses.

Note 7: Shareholders' Equity

Preferred Stock

        No par preferred stock may be issued in series. Designations, preferences, stated values, rights, qualifications or limitations are to be determined by the Board of Directors.

        From January through March 2004, the Company sold 250,000 shares of convertible preferred stock for total proceeds of $1,099,998. Each share can be converted into eight shares of common stock and carries a warrant that allows the purchase of an additional eight common shares at a price of $1.80 per share.

Stock Issued for Cash

        From June through August 2002, the Company sold an aggregate of 10,620,000 shares of its common stock to founders for a total of $106,200, or $.01 per share. The shares of common stock were sold in the absence of objectively determinable values.

        In September 2002, the Company sold an aggregate of 1,000,000 shares of its common stock to founders for a total of $100,000, or $.10 per share. The shares of common stock were sold in the absence of objectively determinable values.

        During October and November 2002, the Company circulated a private offering memorandum relating to the private offering of up to 2.5 million shares of its common stock at $1.00 per share. The Company closed the offering after selling 150,000 shares of common stock for proceeds of $150,000.

        From January to December 2003, the Company circulated a private offering memorandum relating to the private offering of up to 2 million shares of its common stock at $1.00 per share. The Company closed the offering after selling 1,946,000 shares of common stock for net proceeds of $1,923,500, after deducting offering costs totaling $22,500.

        In 2004, the Company issued 415,000 shares of its common stock for a total of $395,000. The shares of common stock were sold under a private offering memorandum relating to the private offering of up to 2 million shares of its common stock at $1.00 per share.

        In January and July 2004, the Company sold 100,000 shares of its common stock for a total of $100,000 through the exercise of stock options granted in 2002.

        The securities sold have not been registered pursuant to the Securities Act of 1933, as amended (the "Act"), nor have they been registered under the securities act of any state. These securities were offered pursuant to an exemption from registration requirements of the Act and exemptions from registration provided by applicable state securities laws. Management of the Company, who were not paid any commission or compensation for offering or selling the securities, sold the securities.

Stock Issued for Consideration Other than Cash

        In December 2002, the Company issued 100,000 shares of its common stock for public relations services. The shares were valued by the Board of Directors at $1.00 per share based upon contemporaneous sales of stock for cash to unrelated third parties. Because the shares of common stock were not registered, the stock certificate bears a legend regarding transferability. The Company recorded compensation expense in the amount of $100,000.

        In February 2003, the Company issued 11,000 and 50,000 shares of its common stock for equipment installation and design services. The shares were valued by the Board of Directors at $1.00 per share based upon contemporaneous sales of stock for cash to unrelated third parties. Because the shares of common stock were not registered, the stock certificates bear certain legends regarding transferability. The Company recorded an asset and compensation expense in the amounts of $11,000 and $50,000, respectively.

        In December 2004, the Company issued 200,000 shares of its common stock for engineering services. The shares were valued by the Board of Directors at $1.00 per share based upon contemporaneous sales of stock for cash to unrelated third parties. Because the shares of common stock were not registered, the stock certificate bears a certain legend regarding transferability. The Company recorded compensation expense in the amount of $200,000.

Stock Options Outstanding

        The Company established a Stock Option Plan (the "Plan") in 2002 to attract and retain directors, officers, key employees and consultants. The plan permits the Board of Directors to grant (1) options to purchase common stock; (2) restricted stock awards, and (3) cash, shares of common stock or a combination of both.

        The Company granted options to purchase a total of 2,000,000 shares of common stock to two employees in 2002. The Company valued the option at $-0- using the intrinsic value method, which calculates compensation expense based on the difference, if any, on the date of the grant, between the fair value of the stock and the option exercise price. Had the Company valued the options under the fair-value method and recognized stock-based compensation expense, the net loss for the year ended

December 31, 2002 would have been $(652,115) instead of $(537,615), as reported. Options for 500,000 shares were cancelled in 2004 when released by the holder.

        The Company granted an option to purchase 500,000 shares of common stock to the president of ICOP in 2003. The Company valued the option using the intrinsic value method and recognized $90,000 in stock-based compensation expense in 2003. These options were cancelled in 2004 when the holder of the options resigned.

        The Company granted options to purchase a total of 800,000 shares of common stock to three employees in 2004 and extended the term of options held by another employee. The Company valued the option at $-0- using the intrinsic value method, which calculates compensation expense based on the difference, if any, on the date of the grant, between the fair value of the stock and the option exercise price. Had the Company valued the options under the fair-value method and recognized stock-based compensation expense, the net loss for the year ended December 31, 2004 would have been $(2,180,513) instead of $(1,992,513), as reported.

        The Company also granted options to purchase 100,000 shares of common stock to two contractors in 2004. The Company valued the options under the fair-value method and recognized stock-based compensation expense totaling $5,000 in 2004. Pro forma effect of fair value treatment of stock options would be as follows:

			May 24, 2004 (Inception) through December 31, 2004
	Years ended December 31,
	2004	2003
Net loss, as reported	$(1,992,513)	$(4,343,042)	$(6,873,170)
Stock-based compensation	(188,000)	—	(302,500)

Pro forma	$(2,180,513)	$(4,343,042)	$(7,175,670)

	Options Outstanding and Exercisable
	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Balance at May 24, 2002	—	$—	$—
Options granted	2,000,000	$1.00	$1.00
Options exercised	—	$—	$—
Options canceled	—	$—	$—

Balance at December 31, 2002	2,000,000	$1.00	$1.00
Options granted	500,000	$1.00	$1.00
Options exercised	—	$—	$—
Options canceled	—	$—	$—

Balance at December 31, 2003	2,500,000	$1.00	$1.00
Options granted	900,000	$1.00	$1.00
Options exercised	(100,000)	$1.00	$1.00
Options canceled	(1,000,000)	$1.00	$1.00

Balance at December 31, 2004	2,300,000	$1.00	$1.00

Note 8: Commitments

Operating Lease Arrangements

        The Company leases office space in Overland Park, Kansas under an operating lease expiring in 2006. Future minimum payments due under the noncancelable lease are as follows:

Year ending December 31:
2005	$55,962
2006	55,962

$111,924

        Rent expense was $99,343, $79,128 and $194,677 for the years ended December 31, 2004 and 2003 and the period from May 24, 2002 (inception) through December 31, 2004, respectively.

Royalty Payments

        The Company agreed to pay a royalty payment of $100 per unit for the first 1,000 in-car video units sold and has agreed to pay a royalty of $20 per unit for all video units sold using a specific portion of current software.

Note 9: Gain on Restructure of Trade Debt

        In June 2004, the Company negotiated a reduction of $471,707 in the amount it had been billed by a contractor in 2003 for research and development costs. Accounts payable have been reduced by this amount. A gain of $471,707 is reflected in the Statement of Operations for the year ended December 31, 2004.

Note 10: Subsequent Events

        Subsequent to December 31, 2004, the Company granted options to purchase a total of 1,350,000 shares of common stock to six employees and cancelled options for 50,000 shares when the holder resigned. The Company valued the option at $-0- using the intrinsic value method, which calculates compensation expense based on the difference, if any, on the date of the grant, between the fair value of the stock and the option exercise price. Had the Company valued the options under the fair-value method, the stock-based compensation expense to be recognized would be approximately $115,745.

        There were options to purchase 3,600,000 shares of common stock outstanding as of March 11, 2005.

        On December 17, 2004, the Company entered into a letter of intent with an investment company to manage a firmly underwritten secondary offering of common stock of approximately $10 million at a price to be determined. Subsequent to December 31, 2004, the Company received bridge loans in the amount of $2.2 million, which are expected to be repaid from proceeds of the proposed offering.

        At a special meeting held Feburary 28, 2005, shareholders approved a one-for-ten reverse split of the Company's common and preferred stock. The effect of this change has not been reflected in the financial statements.

833,333 Units

PROSPECTUS

Paulson Investment Company, Inc.

            , 2005

PART II—Information Not Required In Prospectus

Item 24. Indemnification of Directors and Officers.

        Our bylaws provide that, in the event a director, officer or employee is made a party or threatened to be made a party by reason of his service as a director, officer or employee of the Company (or by reason of his service as a director, officer, employee or agent of another entity at the request of the Company), then we shall indemnify that individual against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of the action if he acted in good faith and, in the case of conduct in his official capacity, in a manner he reasonably believed to be in the best interests of the Company or, in all other cases, in a manner that was at least not opposed to the Company's best interests. Notwithstanding the foregoing, no indemnification shall be made if the person is adjudged to be liable to the Company, or if he is adjudged liable on the basis that he derived an improper personal benefit. Under certain circumstances, we may pay expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding in advance to the final disposition of the matter. Furthermore, our Articles of Incorporation, as amended, provide for indemnification of our directors, officers, agents, fiduciaries and employees against any claim, liability or expense arising against or incurred by such person because he is or was a director, officer, fiduciary, or employee of the Company (or because he served as a director, officer, employee, partner, trustee or agent of another entity at the request of the Company) to the maximum extent permitted under Colorado law. Colorado law generally permits a corporation to provide indemnification if the individual: (i) the person acted in good faith; and (ii) the person reasonably believed that, in the case of conduct in an official capacity, such conduct was in the corporation's best interests and, in all other cases, that such conduct was at least not opposed to the corporation's best interests. In a criminal proceeding, the person must have had no reasonable cause to believe the person's conduct was unlawful.

Item 25. Other Expenses of Issuance and Distribution.

        The estimated expenses of the offering, all of which are to be borne by the Registrant, are as follows:

SEC Registration Fee	$3,700
NASD Filing Fee	$3,650
Nasdaq SmallCap Listing Fee	$25,000
Pacific Exchange Listing Fee	$20,500
Underwriters' Non-Accountable Expense Allowance	$300,000
Printing and Engraving	$50,000	*
Accounting Fees and Expenses	$100,000	*
Legal Fees and Expenses	$250,000	*
Blue Sky Fees and Expenses (including related legal fees)	$85,000	*
Transfer Agent Fees	$10,000	*
Miscellaneous	$52,150	*

Total	$900,000	*

*
Estimated

Item 26. Recent Sales of Unregistered Securities.

        In the last three years, the Registrant has sold securities which were not registered as follows:

        In December 2003, pursuant to an exemption under the Securities Act, we issued 60,000 shares of our common stock to two accredited investors for an aggregate price of $300,000.

        In March 2004, pursuant to an exemption under Regulation D of the Securities Act, we concluded an offering of our Series A Preferred Stock and warrants to accredited investors. We issued an aggregate of 25,000 shares of Series A Preferred Stock and 200,000 Series A warrants for $1,099,998.

        In November 2004, pursuant to an exemption under Regulation D of the Securities Act, we issued 19,500 shares of our common stock to five accredited investors for an aggregate price of $195,000.

        In November 2004, pursuant to a bridge loan, we collected $100,000 from two accredited investors. The bridge loan subsequently was abandoned; and, pursuant to an exemption under Section 4(2) of the Securities Act, these two investors converted their loans into 12,000 shares of common stock in December 2004.

        Effective December 2004, in connection with a software license agreement, we issued 20,000 shares of common stock to Showlei Associates. The shares were issued pursuant to Section 4(2) of the Securities Act, and represented an initiation fee to secure the license.

        In March 2005, pursuant to an exemption under Regulation D of the Securities Act, we completed a $2,200,000 bridge loan from 32 accredited investors pursuant to which we issued warrants to purchase our common stock.

Item 27. Exhibits.

        The following exhibits are filed as part of Registrant's Registration Statement on Form SB-2:

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to Registrant's Registration Statement on Form 10-SB filed with the Commission on September 13, 1999)
3.2	First Articles of Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Form 8-K filed August 16, 2001)
3.3	Second Articles of Amendment to Articles of Incorporation (incorporated by referenced to Exhibit 3.1 of the Form 8-K filed August 26, 2002)
3.4	Third Articles of Amendment to Articles of Incorporation*
3.5	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Form 8-K filed August 16, 2001)
3.6	Agreement and Plan of Merger among Vista Exploration Corporation, ICOP Acquisition Corporation and ICOP Digital, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed January 28, 2004)
4.1	Form of common stock certificate**
4.2	Form of public warrant (included in Exhibit 4.4)
4.3	Form of unit certificate**
4.4	Form of Warrant Agreement Between the Registrant and ComputerShare Investor Services*
4.5	Form of Representative's Purchase Warrant*
5.1	Opinion of Holland & Knight LLP**
10.1	Employment Agreement dated as of April 1, 2004 of Charles A. Ross, Sr.*
10.2	Executive Employment Agreement dated as of April 1, 2004 of David C. Owen*

10.3	Executive Employment Agreement dated as of April 1, 2004 of Laura E. Owen*
10.4	Letter Agreement dated October 20, 2004 between Vista Exploration Company and David C. Owen**
10.5	Letter Agreement dated October 20, 2004 between Vista Exploration Company and Laura E. Owen**
10.6	2002 Stock Option Plan*
10.7	Office Lease Agreement dated June 3, 2003**
10.8	First Amendment to Lease dated as of January 19, 2004**
10.9	Software Decode License Agreement dated as of January 7, 2005CTR
10.10	Memorandum of Understanding between the Registrant and TriSquare Communications (Hong Kong) Co., Ltd., dated as of February 11, 2004CTR
10.11	Development and Manufacturing Agreement between the Registrant and Tietech Co., Ltd., dated as of February 10, 2005CTR
10.12	Form of Common Stock Purchase Agreement dated as of December 22, 2003*
10.13	Form of Stock Subscription and Purchase Agreement for Series A Preferred Stock and Series A Preferred Warrants**
10.14	Form of Common Stock Purchase Agreement dated as of June 16, 2004*
10.15	Form of Convertible Bridge Loan Purchase and Investor Subscription Agreement*
10.16	Form of Promissory Note associated with $2.2 million bridge loan*
10.17	Form of Warrant associated with $2.2 million bridge loan*
10.18	Form of Security Agreement associated with Promissory Notes and Warrants associated with $2.2 million bridge loan*
10.19	McCoy Stock Purchase Agreement (incorporated by reference to Exhibit 10.5 to Form 10-KSB for period ended December 31, 2003)
10.20	Promissory Note dated April 7, 2005 to Roger L. Mason
10.21	Warrant issued to Investor Awareness, Inc. dated March 7, 2005**
21	Subsidiaries of the Registrant*
23.1	Consent of Cordovano & Honeck LLP
23.2	Consent of Holland & Knight LLP (included in Exhibit 5.1)**
24	Power of Attorney. Reference is made to the signature page of the initial filing of this Registration Statement.

*
Previously filed.

**
To be filed by amendment.

CTR
Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

Item 28. Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to:

(1)
File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)
Include any prospectus required by Section 10(a)(3) of the Securities Act);

(ii)
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
Include any additional or changed material information on the plan of distribution.

(2)
For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)
File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)
For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

(5)
For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

        In addition, the undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has authorized this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Overland Park, State of Kansas, on April 21, 2005.

ICOP Digital, Inc.
By:	/s/ DAVID C. OWEN David C. Owen, Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHARLES A. ROSS, SR.* Charles A. Ross, Sr.	Director	April 21, 2005
/s/ DAVID C. OWEN David C. Owen	Director (Principal Executive Officer)	April 21, 2005
/s/ ROGER L. MASON* Roger L. Mason	Director	April 21, 2005
/s/ JOHN C. GARRISON* John C. Garrison	Chief Financial Officer (Principal Accounting and Financial Officer)	April 21, 2005
/s/ L. DERRICK ASHCROFT* L. Derrick Ashcroft	Director	April 21, 2005
/s/ NOEL KOCH* Noel Koch	Director	April 21, 2005
*By	/s/ DAVID C. OWEN David C. Owen, Attorney-in-fact

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Table of Contents
PROSPECTUS SUMMARY
Our Company
This Offering
Summary Consolidated Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Related to Investment in Our Securities
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGES OF COMMON STOCK
DIVIDEND POLICY
PLAN OF OPERATION
BUSINESS
MANAGEMENT
Option Grants in Fiscal Year 2004 (Individual Grants)
Aggregated Option Exercises in Fiscal Year 2004 and Fiscal Year-End Option Values
PRINCIPAL STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF SECURITIES
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
ICOP DIGITAL, INC. (formerly Vista Exploration Corporation) (a development stage company) BALANCE SHEET DECEMBER 31, 2004
ICOP DIGITAL, INC. (formerly Vista Exploration Corporation) (a development stage company) STATEMENTS OF OPERATIONS
ICOP DIGITAL, INC. (formerly Vista Exploration Corporation) (a development stage company) STATEMENT OF OTHER COMPREHENSIVE LOSS
ICOP DIGITAL, INC. STATEMENTS OF CASH FLOWS
ICOP DIGITAL, INC. (Formerly Vista Exploration Corporation) (a development stage company) NOTES TO FINANCIAL STATEMENTS
PART II—Information Not Required In Prospectus
  Item 24. Indemnification of Directors and Officers.
  Item 25. Other Expenses of Issuance and Distribution.
  Item 26. Recent Sales of Unregistered Securities.
  Item 27. Exhibits.
  Item 28. Undertakings.
SIGNATURES